UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2018

GENERATION INCOME PROPERTIES, INC.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10481

Maryland	47-4427295
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

401 East Jackson Street Suite 3300 Tampa, FL (Address of principal executive offices)	33602 (Zip Code)

(813)-448-1234

Registrant’s telephone number, including area code

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Part II.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Annual Report pursuant to Regulation A on Form 1-K (the “Annual Report”) that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “continue,” “could,” “might,” “potential,” “predict,” “should,” “will,” “would,” and similar expressions or statements regarding future periods or the negative of these terms are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements.

Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash available for distribution, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in our Offering Circular dated January 28, 2016, as amended and/or supplemented from time to time, under the caption “RISK FACTORS” and which are incorporated herein by reference.

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Annual Report, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

In this Annual Report, references to the “Company,” “we,” “us,” “our” or similar terms refer to Generation Income Properties, Inc., a Maryland corporation, together with its consolidated subsidiaries, including Generation Income Properties, L.P., a Delaware limited partnership, which we refer to as our operating partnership (“Operating Partnership”). As used in this annual report, an affiliate, or person affiliated with a specified person, is a person that directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

Item 1.  Business

The Company

Generation Income Properties, Inc. was formed in 2015 as a Maryland corporation.  Our objective is to acquire and own, directly or jointly, real estate investments focused on retail, office and industrial net lease properties located primarily in major United States cities.  We intend to invest primarily in freestanding, single-tenant commercial retail, office, and industrial properties net leased to investment grade tenants.  We may also pursue, in an opportunistic manner, other real estate-related investments, including but not limited to indirect investments in real property, such as those that may be obtained in a joint venture and developmental projects with non-investment grade tenants which we may keep in the company or sale to a third party.

We intend to acquire properties that we can lease to tenants under net leases. A net lease is a type of lease in which the tenant is generally responsible for all costs and expenses related to the use and operation of the property, such as the cost of repairs, maintenance, property taxes, utilities, insurance and other operating costs, in addition to the tenant’s regular monthly rent.

On July 1, 2018, we terminated our common stock offering pursuant to a qualified Form 1-A offering statement under Regulation A (“Offering”). As of June 30, 2018, we raised $4,198,835 in capital through the sale of 839,767 of our shares of common stock and had 1,839,767 shares outstanding. We intend to use the net proceeds of the Offering to acquire real estate assets through Generation Income Properties, L.P., our operating partnership, and otherwise fund our operations.

We have purchased three assets:

•	Single tenant retail condo (3,000 square feet) located at 3707-3711 14th Street, NW, Washington, DC for $2.5 million plus fees, costs and other expenses that is leased to 7-Eleven Corporation.

•	Single tenant retail building (2,000 square feet) stand-alone property located at 1300 South Dale Mabry Highway in Tampa, Florida for $3.5 million with a corporate Starbucks Coffee as the tenant.

•	Single tenant industrial building (59,000 square feet) located at 15091 Alabama Highway 20, in Huntsville, Alabama for $8.3 million.

We intend to elect to be taxed as a real estate investment trust (“REIT”) under Section 856 through 860 of the Internal Revenue Code (“Code”) beginning with our taxable year ending December 31, 2019, or such later date as otherwise determined by our board of directors. In order to qualify as a REIT, we must distribute to our stockholders each calendar year at least 90% of our taxable income (excluding net capital gains and income from operations or sales through a TRS). If we qualify as a REIT for federal income tax purposes, we generally will not be subject to federal income tax on income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income at regular corporate rates and will not be permitted to qualify as a REIT for four years following the year in which our qualification is denied. Such an event could materially and adversely affect our net income and results of operations.

We are internally managed and intend to invest primarily in freestanding, single-tenant commercial retail, office and industrial properties net leased to investment grade tenants.

David Sobelman, our President, is our sole officer and director and our only employee. To the extent necessary we plan to use consultants, attorneys, and accountants, and do not plan to engage any additional full-time employees in the near future.

Investment Strategy

We intend to acquire and operate a portfolio of commercial real estate consisting primarily of freestanding, single-tenant retail, commercial, and industrial properties, located primarily in major U.S. cities, with an emphasis on the major primary and coastal markets, and net leased to investment grade tenants. Investment grade tenants are generally companies that have a debt rating by Moody’s of Baa3 or better or a credit rating by Standard & Poor’s of BBB- or better, or their equivalents, are guaranteed by a company with such rating, and other creditworthy tenants located throughout the United States. We also may invest in a smaller number of multi-tenant properties that complement our overall investment objectives or in developmental projects with non-investment grade tenants. In addition, we may invest in entities that make similar investments. We believe that these investments can produce attractive risk-adjusted returns because we expect to acquire properties that have a strong long-term potential at increasing the value of the real estate.

We will utilize extensive research to evaluate target markets and properties, including a detailed review of the long-term economic outlook, trends in local demand generators, competitive environment, property systems and physical condition, and property financial performance. Specific acquisition criteria may include, but are not limited to, the following:

•	premier locations and facilities;

•	properties not subject to long-term management contracts with management companies;

•	properties with stable primary tenants with good credit in long leases;

•	potential return on investment initiatives, including improvements and possible expansion;

•	opportunities to implement value-added operational improvements; and

•	strong demand growth characteristics supported by favorable demographic indicators.

Though we do not initially intend to engage in significant development or redevelopment of net lease properties, over the long-term we may acquire properties that we believe would benefit from significant redevelopment or expansion.

Financing Strategies

Our long-term goal is to maintain a lower-leveraged capital structure and lower outstanding principal amount of our consolidated indebtedness.  However, we anticipate in the early stages of our business, with respect to assets either acquired with debt financing or refinanced, the debt financing amount generally could be up to approximately 80% of the acquisition price of a particular asset, provided, however, we are not restricted in the amount of leverage we may use to finance an asset. Particular assets may be more highly leveraged. Over time, we intend to reduce our debt positions through financing our long-term growth with equity issuances and some debt financing having staggered maturities. Our debt may include mortgage debt secured by our properties and unsecured debt. Over a long-term period, we intend to maintain lower levels of debt encumbering the REIT, its assets and/or the portfolio.

Competition

The net lease industry is highly competitive.  We face competition for acquisitions of real property from investors, including traded and non-traded public and private REITs, real estate investment funds, private equity investors and institutional investment funds, some of which have greater financial resources than we do, a greater ability to borrow funds to acquire properties and the ability to accept more risk than we can prudently manage. This competition may increase the demand for the types of properties in which we wish to invest and, therefore, reduce the number of suitable acquisition opportunities available to us and increase the prices paid for such acquisition properties. This competition will increase if investments in real estate become more attractive relative to other forms of investment.

We anticipate that the net lease assets we will enter into with properties that we acquire will compete with other entities seeking to enter into net leases with tenants in our markets. Competitive factors include location, re-usability of real estate, convenience, tenancy and lease terms.  As a landlord, we will compete in the multi-billion-dollar commercial real estate market with numerous developers and owners of properties, many of which own properties similar to ours in the same markets in which our properties are located. Some of our competitors will have greater economies of scale, have access to more resources and have greater name recognition than we do. If our competitors offer space at rental rates below current market rates or below the rental rates we charge our tenants, we may lose our tenants or prospective tenants and we may be pressured to reduce our rental rates or to offer substantial rent abatements, tenant improvement allowances, early termination rights or below-market renewal options in order to retain tenants when our leases expire.

Operation through Our Subsidiary

We will be the sole general partner of Generation Income Properties, L.P., which is the subsidiary through which we will conduct substantially all of our operations.

RISK FACTORS

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. In addition, new risks may emerge at any time, and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

The occurrence of any of the following risks could materially and adversely affect our business, prospects, financial condition, results of operations and our ability to make cash distributions to our stockholders, which could cause you to lose all or a significant portion of your investment in our common shares. Some statements in this filing, including statements in the following risk factors, constitute forward-looking statements.

•	Our portfolio consists of only three investments, and our success is totally dependent on our ability to make additional investments consistent with our investment goals.

•	We have limited operating history, and there is no guaranty that we will be successful in the operation of the company moving forward.

•	Our senior management team has limited experience managing a publicly traded REIT.

•

In the course of preparing our consolidated financial statements, a material weakness in our internal control over financial reporting was identified, and there can be no guaranty that additional material weaknesses do not exist.

•	The stock ownership limit imposed by the Code for REITs and our charter may inhibit market activity in our stock and may restrict our business combination opportunities.

•	We have experienced losses in the past, and we may experience similar losses in the future.

•	We may not be able to satisfy the listing requirements of OTCQB to maintain a listing of our common stock.

•

Your investment return may be reduced if we are required to register as an investment company under the Investment Company Act; if we are subject to registration under the Investment Company Act, we will not be able to continue our business.

Risks Related to Our Business and Properties

We currently only own three properties to lease, which generate limited sources of revenue.  Without funds from future offerings, we will face difficulty acquiring any properties to lease to generate revenue. Many of our future properties will likely depend upon a single tenant for all or a majority of their rental income, and our financial condition and ability to make distributions may be adversely affected by the bankruptcy or insolvency, a downturn in the business, or a lease termination of a single tenant.

We currently only own three properties to lease to tenants and need to raise funds to acquire additional such properties. We expect that many of our properties will be occupied by only one tenant or will derive a majority of their rental income from one tenant and, therefore, the success of those properties will be materially dependent on the financial stability of such tenants. Lease payment defaults by tenants could cause us to reduce the amount of distributions we pay. A default of a tenant on its lease payments to us would cause us to lose the revenue from the property and force us to find an alternative source of revenue to meet any mortgage payment and prevent a foreclosure if the property is subject to a mortgage. In the event of a default, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment and re-letting the property. If a lease is terminated, there is no assurance that we will be able to lease the property for the rent previously received or sell the property without incurring a loss. A default by a tenant, the failure of a guarantor to fulfill its obligations or other premature termination of a lease, or a tenant’s election not to extend a lease upon its expiration, could have an adverse effect on our financial condition and our ability to pay distributions.

We have limited operating history and may not be able to successfully operate our business or generate sufficient operating cash flows to make or sustain distributions to our stockholders.

We were organized in June 2015 for the purpose of engaging in the activities mentioned in this document.  We had an an initial closing in our Offering and have acquired three assets. Therefore, we have a limited operating history.  We commenced operations as soon as were able to raise sufficient funds to acquire our first suitable property because there was no minimum amount that we were required to raise. However, our ability to make or sustain distributions to our stockholders will depend on many factors, including our ability to identify attractive acquisition opportunities that satisfy our investment strategy, our success in consummating acquisitions on favorable terms, the level and volatility of interest rates, readily accessible short-term and long-term financing on favorable terms, and conditions in the financial markets, the real estate market and the economy. We will face competition in acquiring attractive net lease properties. The value of the net lease properties that we acquire may decline substantially after we purchase them. We may not be able to successfully operate our business or implement our operating policies and investment strategy successfully. Furthermore, we may not be able to generate sufficient operating cash flow to pay our operating expenses and make distributions to our stockholders.

As an early stage company, we are subject to the risks of any early stage business enterprise, including risks that we will be unable to attract and retain qualified personnel, create effective operating and financial controls and systems or effectively manage our anticipated growth, any of which could have a harmful effect on our business and our operating results.

We may change our investment objectives without seeking stockholder approval.

We may change our investment objectives without stockholder notice or consent. Although our Board has fiduciary duties to our stockholders and intends only to change our investment objectives when our Board determines that a change is in the best interests of our stockholders, a change in our investment objectives could reduce our payment of cash distributions to our stockholders or cause a decline in the value of our investments.

Our sole officer and director devotes some of his business time to other activities and may not be in a position to devote his full time attention to our operations, which may result in periodic interruptions and even business failure.

Mr. Sobelman, our sole officer and director, has other outside business activities and intends to devote approximately 20-30 hours per week to our operations. Our operations may be sporadic and occur at times which are not convenient to Mr. Sobelman, which may result in periodic interruptions or suspensions of our plans to acquire properties and begin generating revenues. Such delays could have a significant negative effect on the success of the business.

We plan to use outside consultants, attorneys, and accountants, as necessary and do not plan to engage any additional full-time employees in the near future.

Our sole officer and director may resign, which could adversely affect our ability to continue operations.

Because we are entirely dependent on the efforts of our sole officer and director, his departure and our inability to find suitable replacement, or the loss of other key personnel in the future, could have a harmful effect on the business.

There is currently no agreement in writing between us and Mr. Sobelman, which means that there is no means to guarantee that he will continue to work with us.

There may be conflicts of interest faced by our sole officer and director, who is also a managing partner in 3 Properties, LLC, which may compete with us for his business time and for business opportunities to acquire properties.

Mr. Sobelman, our sole officer and director, is also the managing member of 3 Properties, LLC, which is a business formed in 2017 that operates as a commercial real estate broker.   Mr. Sobelman’s business obligations and fiduciary duties with 3 Properties, LLC may limit his availability to focus on our business.  In addition, 3 Properties, LLC may pursue business opportunities and properties that our business may wish to pursue.  If Mr. Sobelman does not devote sufficient time to us, or we are unable to obtain business opportunities to acquire properties sufficient for us to generate revenues, then our business may not succeed.

We may be subject to conflicts of interest arising out of our working with 3 Properties, LLC a company managed by our sole officer and director.

We may purchase properties where 3 Properties, LLC identifies properties for the Company or represents the seller of a property we purchase. A conflict of interest may exist in such an acquisition since 3 Properties, LLC may be entitled to a real estate brokerage commission in connection to such a transaction. Any of our agreements and arrangements with 3 Properties, LLC, including those relating to compensation, are not the result of arm’s length negotiations.

Because our sole officer and director will have broad discretion to invest, he may make investments where the returns are substantially below expectations or which result in net operating losses.

Our sole officer and director will have broad discretion, within the general investment criteria established by our Board, to invest the net proceeds of various offerings and to determine the timing of such investments. In addition, our investment policies may be revised from time to time at the discretion of our Board, without a vote of our stockholders. Such discretion could result in investments that may not yield returns consistent with expectations.

We may not be successful in identifying and consummating suitable investment opportunities.

Our investment strategy requires us to identify suitable investment opportunities compatible with our investment criteria. We may not be successful in identifying suitable opportunities that meet our criteria or in consummating investments, including those identified as part of our investment pipeline, on satisfactory terms or at all. Our ability to make investments on favorable terms may be constrained by several factors including, but not limited to, competition from other investors with significant capital, including publicly-traded REITs and institutional investment funds, which may significantly increase investment costs; and/or the inability to finance an investment on favorable terms or at all. The failure to identify or consummate investments on satisfactory terms, or at all, may impede our growth and negatively affect our cash available for distribution to our stockholders.

If we cannot obtain additional capital, our ability to make acquisitions and lease properties will be limited. We are subject to risks associated with debt and capital stock issuances, and such issuances may have consequences to holders of shares of our common stock.

Our ability to make acquisitions and lease properties will depend, in large part, upon our ability to raise additional capital. If we were to raise additional capital through the issuance of equity securities, we could dilute the interests of holders of shares of our common stock. Our board of directors may authorize the issuance of classes or series of preferred stock which may have rights that could dilute, or otherwise adversely affect, the interest of holders of shares our common stock.

Further, we expect to incur additional indebtedness in the future, which may include a corporate credit facility. Such indebtedness could also have other important consequences to holders of the notes and holders of our common and preferred stock, including subjecting us to covenants restricting our operating flexibility, increasing our vulnerability to general adverse economic and industry conditions, limiting our ability to obtain additional financing to fund future working capital, capital expenditures and other general corporate requirements, requiring the use of a portion of our cash flow from operations for the payment of principal and interest on our indebtedness, thereby reducing our ability to use our cash flow to fund working capital, acquisitions, capital expenditures and general corporate requirements, and limiting our flexibility in planning for, or reacting to, changes in our business and our industry.

We may never reach sufficient size to achieve diversity in our portfolio.

We are presently a comparatively small company with a modest number of properties, resulting in a portfolio that lacks geographic and tenant diversity. While we intend to endeavor to grow and diversify our portfolio through additional property acquisitions, we may never reach a significant size to achieve true portfolio diversity.

The market for real estate investments is highly competitive.

Identifying attractive real estate investment opportunities, particularly in the value-added real estate arena, is difficult and involves a high degree of uncertainty. Furthermore, the historical performance of a particular property or market is not a guarantee or prediction of the property’s or market’s future performance. There can be no assurance that we will be able to locate suitable acquisition opportunities, achieve its investment goal and objectives, or fully deploy for investment the net proceeds of various offerings.

Because of the recent growth in demand for real estate investments, there may be increased competition among investors to invest in the same asset classes as our company. This competition may lead to an increase in the investment prices or otherwise less favorable investment terms. If this situation occurs with a particular Investment, our return on that Investment is likely to be less than the return it could have achieved if it had invested at a time of less investor competition for the Investment. For this and other reasons, our management is under no restrictions concerning the timing of investments.

We are required to make a number of judgments in applying accounting policies, and different estimates and assumptions in the application of these policies could result in changes to our reporting of financial condition and results of operations.

Various estimates are used in the preparation of our financial statements, including estimates related to asset and liability valuations (or potential impairments) and various receivables. Often these estimates require the use of market data values that may be difficult to assess, as well as estimates of future performance or receivables collectability that may be difficult to accurately predict. While we have identified those accounting policies that are considered critical and have procedures in place to facilitate the associated judgments, different assumptions in the application of these policies could result in material changes to our financial condition and results of operations.

We utilize, and intend to continue to utilize, leverage, which may limit our financial flexibility in the future.

We make acquisitions and operate our business in part through the utilization of leverage pursuant to loan agreements with various financial institutions. These loan agreements contain financial covenants that restrict our operations. These financial covenants, as well as any future financial covenants we may enter into through further loan agreements, could inhibit our financial flexibility in the future and prevent distributions to stockholders.

We may incur losses as a result of ineffective risk management processes and strategies.

We seek to monitor and control our risk exposure through a risk and control framework encompassing a variety of separate but complementary financial, credit, operational, compliance and legal reporting systems, internal controls, management review processes and other mechanisms. While we employ a broad and diversified set of risk monitoring and risk mitigation techniques, those techniques and the judgments that accompany their application cannot anticipate every economic and financial outcome or the specifics and timing of such outcomes. Thus, we may, in the course of our activities, incur losses due to these risks.

You will not have the opportunity to evaluate our investments before we make them.

Because we have not identified all of the specific assets that we will acquire with the proceeds raised in various offerings, we are not able to provide you with information that you may want to evaluate before deciding to invest in our shares. Our investment policies and strategies are very broad and permit us to invest in any type of commercial real estate, including developed and undeveloped properties, entities owning these assets or other real estate assets regardless of geographic location or property type.  Our president and sole director have absolute discretion in implementing these policies and strategies, subject to the restrictions on investment objectives and policies set forth in our articles of incorporation.  Because you cannot evaluate our investments in advance of purchasing shares of our common stock, our common stock may entail more risk than other types of investments. This additional risk may hinder your ability to achieve your own personal investment objectives related to portfolio diversification, risk-adjusted investment returns and other objectives.

We and our third party vendors will rely on information technology networks and systems in providing services to us, and any material failure, inadequacy, interruption or security failure of that technology could harm our business.

We and our third party vendors will rely on information technology networks and systems, including the Internet, to process, transmit and store electronic information and to manage or support a variety of our business processes, including financial transactions and maintenance of records, which may include confidential information of tenants, lease data and information regarding our stockholders. We and our third party vendors will rely on commercially available systems, software, tools and monitoring to provide security for processing, transmitting and storing confidential information. Security breaches, including physical or electronic break-ins, computer viruses, attacks by hackers and similar breaches or cyber-attacks, can create system disruptions, shutdowns or unauthorized disclosure of confidential information. In addition, any breach in the data security measures employed by the third party vendors upon which we rely, could also result in the improper disclosure of personally identifiable information. Any failure to maintain proper function, security and availability of information systems could interrupt our operations, damage our reputation, subject us to liability claims or regulatory penalties and could materially and adversely affect us.

We are an emerging growth company and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

For as long as we continue to be an emerging growth company, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies including, but not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

We will remain an emerging growth company until the earliest of (i) the end of the fiscal year in which the market value of our common stock that is held by non-affiliates exceeds $700 million, (ii) the end of the fiscal year in which we have total annual gross revenue of $1.07 billion or more during such fiscal year, (iii) the date on which we issue more than $1 billion in non-convertible debt in a three-year period or (iv) five years from the date of this prospectus.

We have experienced losses in the past, and we may experience similar losses in the future.

From inception of our company through December 31, 2018, we had a cumulative net loss of $869,071. Our losses can be attributed, in part, to the initial start-up costs and high corporate general and administrative expenses relative to the size of our portfolio. In addition, acquisition costs and depreciation and amortization expenses substantially reduced our income. We cannot assure you that, in the future, we will be profitable or that we will realize growth in the value of our assets.

We have paid and may continue to pay distributions from offering proceeds to the extent our cash flow from operations or earnings are not sufficient to fund declared distributions. Rates of distribution to you will not necessarily be indicative of our operating results. If we make distributions from sources other than our cash flows from operations or earnings, we will have fewer funds available for the acquisition of properties and your overall return may be reduced.

Our organizational documents permit us to make distributions from any source, including the net proceeds from any offerings. There is no limit on the amount of offering proceeds we may use to pay distributions. To date, we have funded and expect to continue to fund distributions from the net proceeds of our offerings. We may also fund distributions with borrowings and the sale of assets to the extent distributions exceed our earnings or cash flows from operations. While our policy is generally to pay distributions from cash flow from operations, our distributions paid to date were funded, in part, by proceeds from our initial offering. To the extent we fund distributions from sources other than cash flow from operations, such distributions may constitute a return of capital and we will have fewer funds available for the acquisition of properties and your overall return may be reduced. Further, to the extent distributions exceed our earnings and profits, a stockholder’s basis in our stock will be reduced and, to the extent distributions exceed a stockholder’s basis, the stockholder will be required to recognize capital gain.

The limits on the percentage of shares of our common stock that any person may own may discourage a takeover or business combination that could otherwise benefit our stockholders.

Our charter, with certain exceptions, authorizes our Board to take such actions as are necessary and desirable to preserve our future qualification as a REIT. Unless exempted by our Board, no person may own more than 9.8% in value of our outstanding capital stock or more than 9.8% in value or number of shares, whichever is more restrictive, of our outstanding common stock. A person that did not acquire more than 9.8% of our shares may become subject to our charter restrictions if redemptions by other stockholders cause such person’s holdings to exceed 9.8% of our outstanding shares. Our 9.8% ownership limitation may have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price for our stockholders.

Our charter permits our board of directors to issue stock with terms that may subordinate the rights of the holders of our common stock or discourage a third party from acquiring us in a manner that could result in a premium price to our stockholders.

Our Board may classify or reclassify any unissued common stock or preferred stock into other classes or series of stock and establish the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms or conditions of redemption of any such stock without stockholder approval. Thus, our Board could authorize the issuance of preferred stock with terms and conditions that could have priority as to distributions and amounts payable upon liquidation over the rights of the holders of our common stock. Such preferred stock could also have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might otherwise provide a premium price to holders of our common stock.

Maryland law and our organizational documents limit our rights and the rights of our stockholders to recover claims against our directors and officers, which could reduce your and our recovery against them if they cause us to incur losses.

Maryland law provides that a director will not have any liability as a director so long as he or she performs his or her duties in accordance with the applicable standard of conduct. In addition, Maryland law and our charter provide that no director or officer shall be liable to us or our stockholders for monetary damages unless the director or officer (1) actually received an improper benefit or profit in money, property or services or (2) was actively and deliberately dishonest as established by a final judgment as material to the cause of action. Moreover, our charter generally requires us to indemnify and advance expenses to our directors and officers for losses they may incur by reason of their service in those capacities unless their act or omission was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty, they actually received an improper personal benefit in money, property or services or, in the case of any criminal proceeding, they had reasonable cause to believe the act or omission was unlawful. Further, we have entered into separate indemnification agreements with each of our officers and directors. As a result, you and we may have more limited rights against our directors or officers than might otherwise exist under common law, which could reduce your and our recovery from these persons if they act in a manner that causes us to incur losses. In addition, we are obligated to fund the defense costs incurred by these persons in some cases.

Certain provisions of Maryland law could inhibit transactions or changes of control under circumstances that could otherwise provide stockholders with the opportunity to realize a premium.

Certain provisions of the Maryland General Corporation Law applicable to us prohibit business combinations with: (1) any person who beneficially owns 10% or more of the voting power of our outstanding voting stock, which we refer to as an “interested stockholder;” (2) an affiliate or associate of ours who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of our then outstanding stock, which we also refer to as an “interested stockholder;” or (3) an affiliate of an interested stockholder. These prohibitions last for five years after the most recent date on which the interested stockholder became an interested stockholder. Thereafter, any business combination with the interested stockholder or an affiliate of the interested stockholder must be recommended by our Board and approved by the affirmative vote of at least 80% of the votes entitled to be cast by holders of our outstanding voting stock, and two-thirds of the votes entitled to be cast by holders of our voting stock other than shares held by the interested stockholder or its affiliate with whom the business combination is to be effected or held by an affiliate or associate of the interested stockholder. These requirements could have the effect of inhibiting a change in control even if a change in control were in our stockholders’ best interest. These provisions of Maryland law do not apply, however, to business combinations that are approved or exempted by our Board prior to the time that someone becomes an interested stockholder. Pursuant to the business combination statute, our Board has exempted any business combination involving us and any person, provided that such business combination is first approved by a majority of our Board.

Our UPREIT structure may result in potential conflicts of interest with limited partners in our operating partnership whose interests may not be aligned with those of our stockholders.

Our directors and officers have duties to our corporation and our stockholders under Maryland law and our charter in connection with their management of the corporation. At the same time, we, as general partner, will have fiduciary duties under Delaware law to our operating partnership and to the limited partners in connection with the management of our operating partnership. Our duties as general partner of our operating partnership and its partners may come into conflict with the duties of our directors and officers to our corporation and our stockholders. Under Delaware law, a general partner of a Delaware limited partnership owes its limited partners the duties of good faith and fair dealing. Other duties, including fiduciary duties, may be modified or eliminated in the partnership’s partnership agreement. The partnership agreement of our operating partnership provides that, for so long as we own a controlling interest in our operating partnership, any conflict that cannot be resolved in a manner not adverse to either our stockholders or the limited partners will be resolved in favor of our stockholders.

Additionally, the partnership agreement expressly limits our liability by providing that we will not be liable or accountable to our operating partnership for losses sustained, liabilities incurred or benefits not derived if we acted in good faith. In addition, our operating partnership is required to indemnify us and our officers, directors, employees, agents and designees to the extent permitted by applicable law from and against any and all claims arising from operations of our operating partnership, unless it is established that: (1) the act or omission was material to the matter giving rise to the proceeding and either was committed in bad faith or was the result of active and deliberate dishonesty; (2) the indemnified party received an improper personal benefit in money, property or services; or (3) in the case of a criminal proceeding, the indemnified person had reasonable cause to believe that the act or omission was unlawful.

The provisions of Delaware law that allow the fiduciary duties of a general partner to be modified by a partnership agreement have not been tested in a court of law, and we have not obtained an opinion of counsel covering the provisions set forth in the partnership agreement that purport to waive or restrict our fiduciary duties.

General Risks Related to Investments in Real Estate

Our operating results will be affected by economic and regulatory changes that have an adverse impact on the real estate market in general, and we cannot assure you that we will be profitable or that we will realize growth in the value of our real estate properties.

Our operating results are subject to risks generally incident to the ownership of real estate, including:

•	adverse changes in national and local economic and market conditions, including the credit and securitization markets;

•	changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance with laws and regulations, fiscal policies and ordinances;

•	takings by condemnation or eminent domain;

•	real estate conditions, such as an oversupply of or a reduction in demand for real estate space in the area;

•	the perceptions of tenants and prospective tenants of the convenience, attractiveness and safety of our properties;

•	competition from comparable properties;

•	the occupancy rate of our properties;

•	the ability to collect all rent from tenants on a timely basis;

•	the effects of any bankruptcies or insolvencies of major tenants;

•	the expense of re-leasing space;

•	changes in interest rates and in the availability, cost and terms of mortgage funding;

•	the impact of present or future environmental legislation and compliance with environmental laws;

•	acts of war or terrorism, including the consequences of terrorist attacks;

•	acts of God, including earthquakes, floods and other natural disasters, which may result in uninsured losses; and

•	cost of compliance with the Americans with Disabilities Act.

•	ability to acquire properties

•	changes in general economic or local conditions

•	changes in supply of or demand for similar or competing properties in an area;

•	changes in interest rates and availability of permanent mortgage funds that may render the sale of a property difficult or unattractive

•	changes in tax, real estate, environmental and zoning laws; and

•	periods of high interest rates and tight money supply

If any of these or similar events occur, it may reduce our return from an affected property or investment and reduce or eliminate our ability to make distributions to stockholders.

If a major tenant declares bankruptcy, we may be unable to collect balances due under relevant leases, which could have a harmful effect on our financial condition and ability to pay distributions to you.

Our success will depend on the financial ability of our eventual tenants to remain current with their leases with us.  We may experience concentration in one or more tenants if the future leases we have with those tenants represent a significant percentage of our operations. Any of our future tenants, or any guarantor of one of our future tenant’s lease obligations, could be subject to a bankruptcy proceeding pursuant to Title 11 of the bankruptcy laws of the United States. Such a bankruptcy filing would bar us from attempting to collect pre-bankruptcy debts from the bankrupt tenant or its properties unless we receive an enabling order from the bankruptcy court. Post-bankruptcy debts would be paid currently. If we assume a lease, all pre-bankruptcy balances owing under it must be paid in full. If a lease is rejected by a tenant in bankruptcy, we would have a general unsecured claim for damages. This claim could be paid only in the event funds were available, and then only in the same percentage as that realized on other unsecured claims.

The bankruptcy of a future tenant or lease guarantor could delay our efforts to collect past due balances under the relevant lease, and could ultimately preclude full collection of these sums. Such an event also could cause a decrease or cessation of current rental payments, reducing our operating cash flows and the amount available for distributions to you. In the event a future tenant or lease guarantor declares bankruptcy, the tenant or its director may not assume our lease or its guaranty. If a given lease or guaranty is not assumed, our operating cash flows and the amounts available for distributions to you may be adversely affected. The bankruptcy of a major tenant could have a harmful effect on our ability to pay distributions to you.

A high concentration of our properties in a particular geographic area, or with tenants in a similar industry, would magnify the effects of downturns in that geographic area or industry.

Although we only own three properties, we plan to focus our acquisition efforts on certain geographic areas. In the event that we have a concentration of properties in any particular geographic area, any adverse situation that is proportionately affects that geographic area would have a magnified adverse effect on our portfolio. Similarly, if tenants of our properties become concentrated in a certain industry or industries, any adverse effect to that industry or those industries generally would have a disproportionately adverse effect on our portfolio.

If a sale-leaseback transaction is re-characterized in a tenant’s bankruptcy proceeding, our financial condition could be adversely affected.

We may enter into sale-leaseback transactions, whereby we would purchase a property and then lease the same property back to the person from whom we purchased it. In the event of the bankruptcy of a tenant, a transaction structured as a sale-leaseback may be re-characterized as either a financing or a joint venture, either of which outcomes could adversely affect our business. If the sale-leaseback were re-characterized as a financing, we might not be considered the owner of the property, and as a result would have the status of a creditor in relation to the tenant. In that event, we would no longer have the right to sell or encumber our ownership interest in the property. Instead, we would have a claim against the tenant for the amounts owed under the lease, with the claim arguably secured by the property. The tenant/debtor might have the ability to propose a plan restructuring the term, interest rate and amortization schedule of its outstanding balance. If confirmed by the bankruptcy court, we could be bound by the new terms, and prevented from foreclosing our lien on the property. If the sale-leaseback were re-characterized as a joint venture, our lessee and we could be treated as co-venturers with regard to the property. As a result, we could be held liable, under some circumstances, for debts incurred by the lessee relating to the property. Either of these outcomes could adversely affect our cash flow and the amount available for distributions to you.

We may obtain only limited warranties when we purchase a property and would have only limited recourse in the event our due diligence did not identify any issues that lower the value of our property.

The seller of a property often sells such property in its “as is” condition on a “where is” basis and “with all faults,” without any warranties of merchantability or fitness for a particular use or purpose. In addition, purchase agreements may contain only limited warranties, representations and indemnifications that will only survive for a limited period after the closing. Thus, the purchase of properties with limited warranties increases the risk that we may lose some or all of our invested capital in the property as well as the loss of rental income from that property.

We may be unable to secure funds for future tenant improvements or capital needs, which could adversely impact our ability to pay cash distributions to our stockholders.

When tenants do not renew their leases or otherwise vacate their space, it is usual that, in order to attract replacement tenants, we will be required to expend substantial funds for tenant improvements and tenant refurbishments to the vacated space. In addition, although we expect that our leases with tenants will require tenants to pay routine property maintenance costs, we will likely be responsible for any major structural repairs, such as repairs to the foundation, exterior walls and rooftops. We will use substantially all of our offerings gross proceeds to buy real estate and pay various fees and expenses. Accordingly, if we need additional capital in the future to improve or maintain our properties or for any other reason, we will have to obtain financing from other sources, such as cash flow from operations, borrowings, property sales or future equity offerings. These sources of funding may not be available on attractive terms or at all. If we cannot procure additional funding for capital improvements, our investments may generate lower cash flows or decline in value, or both.

Our inability to sell a property when we desire to do so could adversely impact our ability to pay cash distributions to you.

The real estate market is affected by many factors, such as general economic conditions, availability of financing, interest rates, supply and demand, and other factors that are beyond our control. We cannot predict whether we will be able to sell any property for the price or on the terms set by us, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We may be required to expend funds to correct defects or to make improvements before a property can be sold. We may not have adequate funds available to correct such defects or to make such improvements. Moreover, in acquiring a property, we may agree to restrictions that prohibit the sale of that property for a period of time or impose other restrictions, such as a limitation on the amount of debt that can be placed or repaid on that property. We cannot predict the length of time needed to find a willing purchaser and to close the sale of a property. Our inability to sell a property when we desire to do so may cause us to reduce our selling price for the property. Any delay in our receipt of proceeds, or diminishment of proceeds, from the sale of a property could adversely impact our ability to pay distributions to you.

We may not be able to sell our properties at a price equal to, or greater than, the price for which we purchased such property, which may lead to a decrease in the value of our assets.

Some of our leases may not contain rental increases over time, or the rental increases may be less than the fair market rate at a future point in time. In such event, the value of the leased property to a potential purchaser may not increase over time, which may restrict our ability to sell that property, or if we are able to sell that property, may result in a sale price less than the price that we paid to purchase the property.

We may acquire or finance properties with lock-out provisions, which may prohibit us from selling a property, or may require us to maintain specified debt levels for a period of years on some properties.

Lock-out provisions could materially restrict us from selling or otherwise disposing of or refinancing properties. These provisions would affect our ability to turn our investments into cash and thus affect cash available for distributions to you. Lock-out provisions may prohibit us from reducing the outstanding indebtedness with respect to any properties, refinancing such indebtedness on a non-recourse basis at maturity, or increasing the amount of indebtedness with respect to such properties. Lock-out provisions could impair our ability to take other actions during the lock-out period that could be in the best interests of our stockholders and, therefore, may have an adverse impact on the value of the shares, relative to the value that would result if the lock-out provisions did not exist. In particular, lock-out provisions could preclude us from participating in major transactions that could result in a disposition of our assets or a change in control even though that disposition or change in control might be in the best interests of our stockholders.

Rising expenses could reduce cash flow and funds available for future acquisitions.

Any properties that we buy in the future will be, subject to operating risks common to real estate in general, any or all of which may negatively affect us. If any property is not fully occupied or if rents are being paid in an amount that is insufficient to cover operating expenses, we could be required to expend funds with respect to that property for operating expenses. The properties will be subject to increases in tax rates, utility costs, operating expenses, insurance costs, repairs and maintenance and administrative expenses. While we expect that many of our properties will be leased on a net-lease basis or will require the tenants to pay all or a portion of such expenses, renewals of leases or future leases may not be negotiated on that basis, in which event we may have to pay those costs. If we are unable to lease properties on a net-lease basis or on a basis requiring the tenants to pay all or some of such expenses, or if tenants fail to pay required tax, utility and other impositions, we could be required to pay those costs which could adversely affect funds available for future acquisitions or cash available for distributions.

Adverse economic conditions will negatively affect our returns and profitability.

Our operating results may be affected by the following market and economic challenges, which may result from a continued or exacerbated general economic slowdown experienced by the nation as a whole or by the local economics where our properties may be located:

•	poor economic conditions may result in tenant defaults under leases;

•	re-leasing may require concessions or reduced rental rates under the new leases; and

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increased insurance premiums may reduce funds available for distribution or, to the extent such increases are passed through to tenants, may lead to tenant defaults. Increased insurance premiums may make it difficult to increase rents to tenants on turnover, which may adversely affect our ability to increase our returns.

The length and severity of any economic downturn cannot be predicted. Our operations could be negatively affected to the extent that an economic downturn is prolonged or becomes more severe.

Challenging economic conditions could adversely affect vacancy rates, which could have an adverse impact on our ability to make distributions and the value of an investment in our shares.

Challenging economic conditions, the availability and cost of credit, turmoil in the mortgage market, and declining real estate markets have contributed to increased vacancy rates in the commercial real estate sector. If we experience vacancy rates that are higher than historical vacancy rates, we may have to offer lower rental rates and greater tenant improvements or concessions than expected. Increased vacancies may have a greater impact on us, as compared to REITs with other investment strategies, as our investment approach relies on long-term leases in order to provide a relatively stable stream of income for our stockholders. As a result, increased vacancy rates could have the following negative effects on us:

•	the values of our potential investments in commercial properties could decrease below the amount paid for such investments;

•	revenues from such properties could decrease due to low or no rental income during vacant periods, lower future rental rates and/or increased tenant improvement expenses or concessions; and/or

•

revenues from such properties that secure loans could decrease, making it more difficult for us to meet our payment obligations. All of these factors could impair our ability to make distributions and decrease the value of an investment in our shares.

Global market and economic conditions may materially and adversely affect us and our tenants.

In the United States, market and economic conditions have from time to time been challenging, such as during the recent economic crisis, which resulted in increased unemployment, large-scale business failures and tight credit markets. Our results of operations may be sensitive to changes in the overall economic conditions that impact our tenants’ financial condition and leasing practices. Adverse economic conditions such as high unemployment levels, interest rates, tax rates and fuel and energy costs may have an impact on the results of operations and financial conditions of our tenants. During periods of economic slowdown, rising interest rates and declining demand for real estate may result in a general decline in rents or an increased incidence of lease defaults. Volatility in the United States and global markets makes it difficult to determine the breadth and duration of the impact of future economic and financial market crises and the ways in which our tenants and our business may be affected. A lack of demand for rental space could adversely affect our ability to gain new tenants, which may affect our growth and profitability. Accordingly, the reoccurrence of any worsening of financial conditions could materially and adversely affect us.

We may be adversely affected by unfavorable economic changes in the specific geographic areas where our investments are concentrated.

Adverse conditions (including business layoffs or downsizing, industry slowdowns, changing demographics and other factors) in the areas where our investments are located and/or concentrated, and local real estate conditions (such as oversupply of, or reduced demand for, office, industrial, retail or multifamily properties) may have an adverse effect on the value of our Investments. A material decline in the demand or the ability of tenants to pay rent for office, industrial or retail space in these geographic areas may result in a material decline in our cash available for distribution to our stockholders.

If we suffer losses that are not covered by insurance or that are in excess of insurance coverage, we could lose invested capital and anticipated profits.

Generally, each of our tenants will be responsible for insuring its goods and premises and, in some circumstances, may be required to reimburse us for a share of the cost of acquiring comprehensive insurance for the property, including casualty, liability, fire and extended coverage customarily obtained for similar properties in amounts that our advisor determines are sufficient to cover reasonably foreseeable losses. Tenants of single-user properties leased on a net-lease basis typically are required to pay all insurance costs associated with those properties. Material losses may occur in excess of insurance proceeds with respect to any property, as insurance may not be sufficient to fund the losses. However, there are types of losses, generally of a catastrophic nature, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution or environmental matters, which are either uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or co-payments. Insurance risks associated with potential terrorism acts could sharply increase the premiums we pay for coverage against property and casualty claims. Additionally, mortgage lenders in some cases have begun to insist that commercial property owners purchase specific coverage against terrorism as a condition for providing mortgage loans. It is uncertain whether such insurance policies will be available, or available at reasonable cost, which could inhibit our ability to finance or refinance our potential properties. In these instances, we may be required to provide other financial support, either through financial assurances or self-insurance, to cover potential losses. We may not have adequate, or any, coverage for such losses. The Terrorism Risk Insurance Act of 2002 is designed for a sharing of terrorism losses between insurance companies and the federal government, and expires on December 31, 2020. There is no assurance that Congress will extend the insurance beyond 2020. We cannot be certain how this act will impact us or what additional cost to us, if any, could result. If such an event damaged or destroyed one or more of our properties, we could lose both our invested capital and anticipated profits from such property.

Real estate related taxes may increase and if these increases are not passed on to tenants, our income will be reduced.

Some local real property tax assessors may seek to reassess some of our properties as a result of our acquisition of the property. Generally, from time to time, our property taxes may increase as property values or assessment rates change or for other reasons deemed relevant by the assessors. An increase in the assessed valuation of a property for real estate tax purposes will result in an increase in the related real estate taxes on that property. Although some tenant leases may permit us to pass through such tax increases to the tenants for payment, there is no assurance that renewal leases or future leases will be negotiated on the same basis. Increases not passed through to tenants will adversely affect our income, cash available for distributions, and the amount of distributions to you.

We could be exposed to environmental liabilities with respect to investments to which we take title.

In the course of our business, and taking title to properties, we could be subject to environmental liabilities with respect to such properties. In such a circumstance, we may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and cleanup costs incurred by these parties in connection with environmental contamination, or we may be required to investigate or clean up hazardous or toxic substances or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. If we become subject to significant environmental liabilities, our business, financial condition, liquidity and results of operations could be materially and adversely affected.

Properties may contain toxic and hazardous materials.

Federal, state and local laws impose liability on a landowner for releases or the otherwise improper presence on the premises of hazardous substances. This liability is without regard to fault for, or knowledge of, the presence of such substances. A landowner may be held liable for hazardous materials brought onto the property before it acquired title and for hazardous materials that are not discovered until after it sells the property. Similar liability may occur under applicable state law. If any hazardous materials are found within an Investment that are in violation of law at any time, we may be liable for all cleanup costs, fines, penalties and other costs. This potential liability will continue after we sell the investment and may apply to hazardous materials present within the Investment before we acquired such Investment. If losses arise from hazardous substance contamination which cannot be recovered from a responsible party, the financial viability of that property may be substantially affected. It is possible that we will acquire an investment with known or unknown environmental problems which may adversely affect us.

Properties may contain mold.

Mold contamination has been linked to a number of health problems, resulting in recent litigation by tenants seeking various remedies, including damages and ability to terminate their leases. Originally occurring in residential property, mold claims have recently begun to appear in commercial properties as well. Several insurance companies have reported a substantial increase in mold-related claims, causing a growing concern that real estate owners might be subject to increasing lawsuits regarding mold contamination. No assurance can be given that a mold condition will not exist at one or more of our Investments, with the risk of substantial damages, legal fees and possibly loss of tenants. It is unclear whether such mold claims would be covered by the customary insurance policies to be obtained for us.

Liability relating to environmental matters may impact the value of the properties that we may acquire or underlying our investments.

Under various U.S. federal, state and local laws, an owner or operator of real property may become liable for the costs of removal of certain hazardous substances released on its property. These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the release of such hazardous substances. If we fail to disclose environmental issues, we could also be liable to a buyer or lessee of a property.

There may be environmental problems associated with our properties which we were unaware of at the time of acquisition. The presence of hazardous substances may adversely affect our ability to sell real estate, including the affected property, or borrow using real estate as collateral. The presence of hazardous substances, if any, on our properties may cause us to incur substantial remediation costs, thus harming our financial condition. In addition, although our leases will generally require our tenants to operate in compliance with all applicable laws and to indemnify us against any environmental liabilities arising from a tenant’s activities on the property, we nonetheless would be subject to strict liability by virtue of our ownership interest for environmental liabilities created by such tenants, and we cannot ensure the stockholders that any tenants we might have would satisfy their indemnification obligations under the applicable sales agreement or lease. The discovery of material environmental liabilities attached to such properties could have a material adverse effect on our results of operations and financial condition and our ability to make distributions to our stockholders.

Discovery of previously undetected environmentally hazardous conditions, including mold or asbestos, may lead to liability for adverse health effects and costs of remediating the problem could adversely affect our operating results.

Under various U.S. federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the cost of removal or remediation of hazardous or toxic substances on, under or in such property. The costs of removal or remediation could be substantial. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Environmental laws also may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures. Environmental laws provide for sanctions in the event of noncompliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. Certain environmental laws and common law principles could be used to impose liability for release of and exposure to hazardous substances, including asbestos-containing materials into the air, and third parties may seek recovery from owners or operators of real properties for personal injury or property damage associated with exposure to released hazardous substances. The cost of defending against claims of liability, of compliance with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury claims related to any contaminated property could materially adversely affect our business, assets or results of operations and, consequently, amounts available for distribution to our security holders.

We may invest in real estate-related investments, including joint ventures and co-investment arrangements.

We expect to primarily invest in properties as sole owner. However, we may, in our management’s sole discretion subject to our investment guidelines, invest as a joint venture partner or co-investor in an Investment. In such event, we generally anticipate owning a controlling interest in the joint venture or co-investment vehicle. However, our joint venture partner or co-investor may have a consent or similar right with respect to certain major decisions with respect to an Investment, including a refinancing, sale or other disposition. Additionally, we may rely on our joint venture partner or co-investor to act as the property manager or developer, and, thus, our returns will be subject to the performance of our joint venture partner or co-investor. While our management does not intend for these types of investments to be a primary focus of our company, our management may make such Investments in its sole discretion.

CC&Rs may restrict our ability to operate a property.

Some of our properties are contiguous to other parcels of real property, comprising part of the same commercial center. In connection with such properties, there are significant covenants, conditions and restrictions, known as “CC&Rs,” restricting the operation of such properties and any improvements on such properties, and related to granting easements on such properties. Moreover, the operation and management of the contiguous properties may impact such properties. Compliance with CC&Rs may adversely affect our operating costs and reduce the amount of funds that we have available to pay distributions.

Our operating results may be negatively affected by potential development and construction delays and resultant increased costs and risks.

We may acquire and develop properties upon which we will construct improvements. We will be subject to uncertainties associated with re-zoning for development, environmental concerns of governmental entities and/or community groups, and our builder’s ability to build in conformity with plans, specifications, budgeted costs, and timetables. If a builder fails to perform, we may resort to legal action to rescind the purchase or the construction contract or to compel performance. A builder’s performance may also be affected or delayed by conditions beyond the builder’s control. Delays in completion of construction could also give tenants the right to terminate preconstruction leases. We may incur additional risks when we make periodic progress payments or other advances to builders before they complete construction. These and other such factors can result in increased costs of a project or loss of our investment. In addition, we will be subject to normal lease-up risks relating to newly constructed projects. We also must rely on rental income and expense projections and estimates of the fair market value of property upon completion of construction when agreeing upon a price at the time we acquire the property. If our projections are inaccurate, we may pay too much for a property, and our return on our investment could suffer.

We may invest in unimproved real property. Returns from development of unimproved properties are also subject to risks associated with re-zoning the land for development and environmental concerns of governmental entities and/or community groups. Although we intend to limit any investment in unimproved property to property we intend to develop, your investment nevertheless is subject to the risks associated with investments in unimproved real property.

Competition with third parties in acquiring properties and other investments may reduce our profitability and the return on your investment.

We compete with many other entities engaged in real estate investment activities, including individuals, corporations, bank and insurance company investment accounts, other REITs, real estate limited partnerships, and other entities engaged in real estate investment activities, many of which have greater resources than we do. Larger REITs may enjoy significant competitive advantages that result from, among other things, a lower cost of capital and enhanced operating efficiencies. In addition, the number of entities and the amount of funds competing for suitable investments may increase. Any such increase would result in increased demand for these assets and therefore possibly increased prices paid for them. If we pay higher prices for properties and other investments, our profitability may be reduced and you may experience a lower return on your investment.

Our properties may face competition that could affect tenants’ ability to pay rent and the amount of rent paid to us may affect the cash available for distributions and the amount of distributions.

We expect that our properties will typically be located in developed areas. Therefore, there are and will be numerous other properties within the market area of each of our properties that will compete with us for tenants. The number of competitive properties could have a material effect on our ability to rent space at our properties and the amount of rents charged. We could be adversely affected if additional competitive properties are built in locations competitive with our properties, causing increased competition for customer traffic and creditworthy tenants. This could result in decreased cash flow from tenants and may require us to make capital improvements to properties that we would not have otherwise made, thus affecting cash available for distributions, and the amount available for distributions to you.

Costs of complying with governmental laws and regulations, including those relating to environmental matters, may adversely affect our income and the cash available for any distributions.

All real property and the operations conducted on real property are subject to federal, state and local laws and regulations relating to environmental protection and human health and safety. These laws and regulations generally govern wastewater discharges, air emissions, the operation and removal of underground and above-ground storage tanks, the use, storage, treatment, transportation and disposal of solid and hazardous materials, and the remediation of contamination associated with disposals. Environmental laws and regulations may impose joint and several liability on tenants, owners or operators for the costs to investigate or remediate contaminated properties, regardless of fault or whether the acts causing the contamination were legal. This liability could be substantial. In addition, the presence of hazardous substances, or the failure to properly remediate these substances, may adversely affect our ability to sell, rent or pledge such property as collateral for future borrowings.

Some of these laws and regulations have been amended so as to require compliance with new or more stringent standards as of future dates. Compliance with new or more stringent laws or regulations or stricter interpretation of existing laws may require material expenditures by us. Future laws, ordinances or regulations may impose material environmental liability. Additionally, several conditions, such as our tenants’ operations, the existing condition of land when we buy it, operations in the vicinity of our properties, such as the presence of underground storage tanks, or activities of unrelated third parties, may affect our properties. In addition, there are various local, state and federal fire, health, life-safety and similar regulations with which we may be required to comply, and that may subject us to liability in the form of fines or damages for noncompliance. Any material expenditures, fines, or damages we must pay will reduce our ability to make distributions and may reduce the value of your investment.

State and federal laws in this area are constantly evolving, and we intend to monitor these laws and take commercially reasonable steps to protect ourselves from the impact of these laws, including obtaining environmental assessments of most properties that we acquire; however, we will not obtain an independent third-party environmental assessment for every property we acquire. In addition, any such assessment that we do obtain may not reveal all environmental liabilities or that a prior owner of a property did not create a material environmental condition not known to us. The cost of defending against claims of liability, of compliance with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury claims would materially adversely affect our business, assets or results of operations and, consequently, amounts available for distribution to you.

Our recovery of an investment in a mortgage, bridge or mezzanine loans that has defaulted may be limited.

There is no guarantee that the mortgage, loan or deed of trust securing an investment will, following a default, permit us to recover the original investment and interest that would have been received absent a default. The security provided by a mortgage, deed of trust or loan is directly related to the difference between the amount owed and the appraised market value of the property. Although we intend to rely on a current real estate appraisal when we make the investment, the value of the property is affected by factors outside our control, including general fluctuations in the real estate market, rezoning, neighborhood changes, highway relocations and failure by the borrower to maintain the property. In addition, we may incur the costs of litigation in our efforts to enforce our rights under defaulted loans.

Inflation and changes in interest rates may materially and adversely affect us and our tenants.

A rise in inflation may result in a rate of inflation greater than the increases in rent that we anticipate may be provided by many of our leases.  Increased costs may have an adverse impact on our tenants if increases in their operating expenses exceed increases in revenue, which may adversely affect the tenants’ ability to pay rent owed to us.

In addition, to the extent that we incur variable rate debt, increases in interest rates would increase our interest costs, which could reduce our cash flows and our ability to pay distributions to you. Furthermore, if we need to repay existing debt during periods of rising interest rates, we could be required to liquidate one or more of our investments in properties at times that may not permit realization of the maximum return on such investments.

Our costs associated with complying with the Americans with Disabilities Act may affect cash available for distributions.

Our properties will be subject to the Americans with Disabilities Act of 1990 (Disabilities Act). Under the Disabilities Act, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The Disabilities Act has separate compliance requirements for “public accommodations” and “commercial facilities” that generally require that buildings and services, including restaurants and retail stores, be made accessible and available to people with disabilities. The Disabilities Act’s requirements could require removal of access barriers and could result in the imposition of injunctive relief, monetary penalties, or, in some cases, an award of damages. We will attempt to acquire properties that comply with the Disabilities Act or place the burden on the seller or other third party, such as a tenant, to ensure compliance with the Disabilities Act. However, we cannot assure you that we will be able to acquire properties or allocate responsibilities in this manner. If we cannot, our funds used for Disabilities Act compliance may affect cash available for distributions and the amount of distributions to you.

Properties that have vacancies for a significant period of time could be difficult to sell, which could diminish the return on your investment.

A property may incur vacancies either by the continued default of a tenant under its lease, the expiration of a tenant lease or early termination of a lease by a tenant. If vacancies continue for a long period of time, we may suffer reduced revenues resulting in less cash available to be distributed to you. In addition, because a property’s market value depends principally upon the value of the property’s leases, the resale value of a property with prolonged vacancies could decline, which could further reduce your return.

Our real estate investments may include special use single-tenant properties that may be difficult to sell or re-lease upon lease terminations.

We intend to invest primarily in single-tenant, income-producing commercial retail, office and industrial properties, a number of which may include special use single-tenant properties. If the leases on these properties are terminated or not renewed, we may have difficulty re-leasing or selling these properties to new tenants due to the lack of efficient alternate uses for such properties. Therefore, we may be required to expend substantial funds to renovate and/or adapt any such property for a revenue-generating alternate use or make rent concessions in order to lease the property to another tenant or sell the property. These and other limitations may adversely affect the cash flows from, or lead to a decline in value of, these special use single-tenant properties.

We are exposed to risks related to increases in market lease rates and inflation, as income from long-term leases will be the primary source of our cash flow from operations.

We are exposed to risks related to increases in market lease rates and inflation, as income from long-term leases will be the primary source of our cash flow from operations. Leases of long-term duration or which include renewal options that specify a maximum rate increase may result in below-market lease rates over time if we do not accurately estimate inflation or market lease rates. Provisions of our leases designed to mitigate the risk of inflation and unexpected increases in market lease rates, such as periodic rental increases, may not adequately protect us from the impact of inflation or unexpected increases in market lease rates. If we are subject to below-market lease rates on a significant number of our properties pursuant to long-term leases, our cash flow from operations and financial position may be adversely affected.

We may not be able to re-lease or renew leases at the investments held by us on terms favorable to us or at all.

We are subject to risks that upon expiration or earlier termination of the leases for space located at our Investments the space may not be released or, if re-leased, the terms of the renewal or re-leasing (including the costs of required renovations or concessions to tenants) may be less favorable than current lease terms. Any of these situations may result in extended periods where there is a significant decline in revenues or no revenues generated by an investment. If we are unable to re-lease or renew leases for all or substantially all of the spaces at these investments, if the rental rates upon such renewal or re-leasing are significantly lower than expected, if our reserves for these purposes prove inadequate, or if we are required to make significant renovations or concessions to tenants as part of the renewal or re-leasing process, we will experience a reduction in net income and may be required to reduce or eliminate distributions to our stockholders.

The bankruptcy, insolvency or diminished creditworthiness of our tenants under their leases or delays by our tenants in making rental payments could seriously harm our operating results and financial condition.

We lease our properties to tenants, and we receive rents from our tenants during the terms of their respective leases. A tenant’s ability to pay rent is often initially determined by the creditworthiness of the tenant. However, if a tenant’s credit deteriorates, the tenant may default on its obligations under its lease and the tenant may also become bankrupt. The bankruptcy or insolvency of our tenants or other failure to pay is likely to adversely affect the income produced by our real estate investments. Any bankruptcy filings by or relating to one of our tenants could bar us from collecting pre-bankruptcy debts from that tenant or its property, unless we receive an order permitting us to do so from the bankruptcy court. A tenant bankruptcy could delay our efforts to collect past due balances under the relevant leases and could ultimately preclude full collection of these sums. If a tenant files for bankruptcy, we may not be able to evict the tenant solely because of such bankruptcy or failure to pay. A court, however, may authorize a tenant to reject and terminate its lease with us. In such a case, our claim against the tenant for unpaid, future rent would be subject to a statutory cap that might be substantially less than the remaining rent owed under the lease. In addition, certain amounts paid to us within 90 days prior to the tenant’s bankruptcy filing could be required to be returned to the tenant’s bankruptcy estate. In any event, it is highly unlikely that a bankrupt or insolvent tenant would pay in full amounts it owes us under its lease. In other circumstances, where a tenant’s financial condition has become impaired, we may agree to partially or wholly terminate the lease in advance of the termination date in consideration for a lease termination fee that is likely less than the agreed rental amount. If a lease is rejected by a tenant in bankruptcy, we would have only a general unsecured claim for damages. Any unsecured claim we hold against a bankrupt entity may be paid only to the extent that funds are available and only in the same percentage as is paid to all other holders of unsecured claims. We may recover substantially less than the full value of any unsecured claims, which would harm our financial condition.

Lease defaults or terminations or landlord-tenant disputes may adversely reduce our income from our leased property portfolio.

Lease defaults or terminations by one or more of our significant tenants may reduce our revenues unless a default is cured or a suitable replacement tenant is found promptly. In addition, disputes may arise between the landlord and tenant that result in the tenant withholding rent payments, possibly for an extended period. These disputes may lead to litigation or other legal procedures to secure payment of the rent withheld or to evict the tenant. In other circumstances, a tenant may have a contractual right to abate or suspend rent payments. Even without such right, a tenant might determine to do so. Any of these situations may result in extended periods during which there is a significant decline in revenues or no revenues generated by the property. If this were to occur, it could adversely affect our results of operations.

Net leases may not result in fair market lease rates over time, which could negatively impact our income and reduce the amount of funds available to make distributions to our stockholders.

A significant portion of our rental income is expected to come from net leases, which generally provide the tenant greater discretion in using the leased property than ordinary property leases, such as the right to freely sublease the property, to make alterations in the leased premises and to terminate the lease prior to its expiration under specified circumstances. Furthermore, net leases typically have longer lease terms and, thus, there is an increased risk that contractual rental increases in future years will fail to result in fair market rental rates during those years. As a result, our income and distributions to our stockholders could be lower than they would otherwise be if we did not engage in net leases.

Increased operating expenses could reduce cash flow from operations and funds available to acquire investments or make distributions.

We anticipate that the properties we acquire will be subject to operating risks common to real estate in general, any or all of which may negatively affect us. If any property is not fully occupied or if rents are being paid in an amount that is insufficient to cover operating expenses, we could be required to expend funds with respect to that property for operating expenses. The properties will be subject to increases in tax rates, utility costs, insurance costs, repairs and maintenance costs, administrative costs and other operating expenses. Some of our leases may not require the tenants to pay all or a portion of these expenses, in which event we may have to pay these costs. If we are unable to lease properties on terms that require the tenants to pay all or some of the properties’ operating expenses, if our tenants fail to pay these expenses as required or if expenses we are required to pay exceed our expectations, we could have less funds available for future acquisitions or cash available for distributions to you.

Risks Related to our Common Stock And Structure

We have limited demand on the OTCQB market, as such, you may not be able to resell your stock.

Our common stock is listed on the OTCQB. Our stock may be traded only to the extent that there is interest by broker-dealers in acting as a market maker. Despite our best efforts, we may not be able to convince any broker/dealers to act as market-makers and make quotations on the OTC. The trading of securities on the OTC is often sporadic and investors may have difficulty buying and selling our shares or obtaining market quotations for them, which may have a negative effect on the market price of our common stock.

Because we have 110,000,000 authorized shares of stock, management could issue additional shares, diluting the current stockholders’ equity.

We have 100,000,000 authorized shares of common stock and 10,000,000 authorized shares of preferred stock, of which only 2.0 million shares of common stock are currently issued and outstanding. Our management could, without the consent of the existing stockholders, issue substantially more shares of common stock, causing a large dilution in the equity position of our current stockholders. Additionally, large share issuances would generally have a negative impact on our share price. It is possible that, due to additional share issuance, you could lose a substantial amount, or all, of your investment.

In the event that our shares are traded, they may trade under $5.00 per share and thus will be a penny stock. Trading in penny stocks has many restrictions and these restrictions could severely affect the price and liquidity of our shares.

In the event that our shares are traded, and our stock trades below $5.00 per share, our stock would be known as a “penny stock”, which is subject to various regulations involving disclosures to be given to you prior to the purchase of any penny stock. The U.S. Securities and Exchange Commission (the “SEC”) has adopted regulations which generally define a “penny stock” to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Depending on market fluctuations, our common stock could be considered to be a “penny stock”. A penny stock is subject to rules that impose additional sales practice requirements on broker/dealers who sell these securities to persons other than established customers and accredited investors. For transactions covered by these rules, the broker/dealer must make a special suitability determination for the purchase of these securities.

In addition, he must receive the purchaser’s written consent to the transaction prior to the purchase. He must also provide certain written disclosures to the purchaser. Consequently, the “penny stock” rules may restrict the ability of broker/dealers to sell our securities, and may negatively affect the ability of holders of shares of our common stock to resell them. These disclosures require you to acknowledge that you understand the risks associated with buying penny stocks and that you can absorb the loss of your entire investment. Penny stocks are low priced securities that do not have a very high trading volume. Consequently, the price of the stock is often volatile and you may not be able to buy or sell the stock when you want to.

The amount of distributions we may pay, if any, is uncertain. We may pay distributions from sources other than our cash flow from operations, including, borrowings or offering proceeds.

We may pay distributions from sources other than from our cash flow from operations. We intend to fund the payment of regular distributions to our stockholders entirely from cash flow from our operations. However, during the early stages of our operations, and from time to time thereafter, we may not generate sufficient cash flow from operations to fully fund distributions to stockholders. Therefore, if we choose to pay a distribution, we may choose to use cash flows from financing activities, which include borrowings (including borrowings secured by our assets), net proceeds from offerings, or other sources to fund distributions to our stockholders. To the extent that we fund distributions from sources other than cash flows from operations, stockholders may experience further dilution in their investment.

Financial Industry Regulatory Authority (“FINRA”) sales practice requirements may also limit your ability to buy and sell our common stock, which could depress the price of our shares.

We are currently listed on the OTC Markets Group “OTCQB” which makes us subject to FINRA rules which require broker-dealers to have reasonable grounds for believing that an investment is suitable for a customer before recommending that investment to the customer. Prior to recommending speculative low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status and investment objectives, among other things. Under interpretations of these rules, FINRA believes that there is a high probability such speculative low-priced securities will not be suitable for at least some customers. Thus, FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our shares, have an adverse effect on the market for our shares, and thereby depress our share price.

The stock price of our common stock may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the public offering price.

The market price of our common stock may be volatile. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. If the market price of our common stock declines significantly, you may be unable to resell your shares at or above the public offering price. We cannot assure you that the market price of our common stock will not fluctuate or decline significantly in the future. Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our common stock include:

•	actual or anticipated variations in our operating results, funds from operations, or FFO, cash flows, liquidity or distributions;

•	changes in our earnings estimates or those of analysts;

•	publication of research reports about us or the real estate industry or sector in which we operate;

•	increases in market interest rates that lead purchasers of our shares to demand a higher dividend yield;

•	changes in market valuations of companies similar to us;

•	adverse market reaction to any securities we may issue or additional debt it incurs in the future;

•	additions or departures of key management personnel;

•	actions by institutional stockholders;

•	speculation in the press or investment community;

•	continuing high levels of volatility in the credit markets;

•	the realization of any of the other risk factors included herein; and

•	general market and economic conditions.

The availability and timing of cash distributions is uncertain.

We are generally required to distribute to our stockholders at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gain, each year in order for us to qualify as a REIT under the Code, which we intend to satisfy through quarterly cash distributions of all or substantially all of our REIT taxable income in such year, subject to certain adjustments. Our board of directors will determine the amount and timing of any distributions. In making such determinations, our directors will consider all relevant factors, including the amount of cash available for distribution, capital expenditures, general operational requirements and applicable law. We intend over time to make regular quarterly distributions to holders of shares of our common stock. However, we bear all expenses incurred by our operations, and the funds generated by operations, after deducting these expenses, may not be sufficient to cover desired levels of distributions to stockholders. In addition, our board of directors, in its discretion, may retain any portion of such cash in excess of our REIT taxable income for working capital. We cannot predict the amount of distributions we may make, maintain or increase over time.

There are many factors that can affect the availability and timing of cash distributions to stockholders. Because we may receive rents and income from our properties at various times during our fiscal year, distributions paid may not reflect our income earned in that particular distribution period. The amount of cash available for distribution will be affected by many factors, including without limitation, the amount of income we will earn from investments in target assets, the amount of its operating expenses and many other variables. Actual cash available for distribution may vary substantially from our expectations.

While we intend to fund the payment of quarterly distributions to holders of shares of our common stock entirely from distributable cash flows, we may fund quarterly distributions to its stockholders from a combination of available net cash flows, equity capital and proceeds from borrowings. In the event we are unable to consistently fund future quarterly distributions to stockholders entirely from distributable cash flows, the value of our common stock may be negatively impacted.

An increase in market interest rates may have an adverse effect on the market price of our common stock and our ability to make distributions to its stockholders.

One of the factors that investors may consider in deciding whether to buy or sell shares of our common stock is our distribution rate as a percentage of our share price, relative to market interest rates. If market interest rates increase, prospective investors may demand a higher distribution rate on shares of common stock or seek alternative investments paying higher distributions or interest. As a result, interest rate fluctuations and capital market conditions can affect the market price of shares of our common stock. For instance, if interest rates rise without an increase in our distribution rate, the market price of shares of our common stock could decrease because potential investors may require a higher distribution yield on shares of our common stock as market rates on interest-bearing instruments such as bonds rise. In addition, to the extent we have variable rate debt, rising interest rates would result in increased interest expense on our variable rate debt, thereby adversely affecting our cash flow and its ability to service our indebtedness and make distributions to our stockholders.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us and our business. If few analysts commence coverage of us, or if analysts cease coverage of us, the trading price for our common stock would be negatively affected. If one or more of the analysts who cover us downgrade our common stock or publish inaccurate or unfavorable research about our business, the price for our common stock would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our common stock could decrease, which might cause the price and trading volume for our common stock to decline.

We have broad discretion in the use of the net proceeds from past and future offerings and may not use them effectively.

We will have broad discretion in the application of any net proceeds of past and future offerings, including working capital, possible acquisitions of other Investments, and other general corporate purposes, and we may spend or invest these proceeds in a way with which our stockholders disagree. The failure by our management to apply these funds effectively could adversely affect our business and financial condition. Pending their use, we may invest the net proceeds from offerings in a manner that does not produce income or that loses value. These investments may not yield a favorable return to our investors.

Any additional funding resulting from the sale of our common stock will result in dilution to existing stockholders.

We may have to raise additional capital in order for our business plan to succeed. Our most likely source of additional capital will be through the sale of additional shares of common stock. Such stock issuances will cause stockholders’ interests in our company to be diluted. Such dilution will negatively affect the value of an investor’s shares.

Risks Associated with Debt Financing

Risks Associated with Debt Financing

We have used and may continue to use mortgage and other debt financing to acquire properties or interests in properties and otherwise incur other indebtedness, which increases our expenses and could subject us to the risk of losing properties in foreclosure if our cash flow is insufficient to make loan payments.

We are permitted to acquire real properties and other real estate-related investments, including entity acquisitions, by assuming either existing financing secured by the asset or by borrowing new funds. In addition, we may incur or increase our mortgage debt by obtaining loans secured by some or all of our assets to obtain funds to acquire additional investments or to pay distributions to our stockholders. We also may borrow funds, if necessary, to satisfy the requirement that we distribute at least 90% of our annual “REIT taxable income,” or otherwise as is necessary or advisable to assure that we maintain our qualification as a REIT for federal income tax purposes.

There is no limit on the amount we may invest in any single property or other asset or on the amount we can borrow to purchase any individual property or other investment. If we mortgage a property and have insufficient cash flow to service the debt, we risk an event of default which may result in our lenders foreclosing on the properties securing the mortgage.

If we cannot repay or refinance loans incurred to purchase our properties, or interests therein, then we may lose our interests in the properties secured by the loans we are unable to repay or refinance.

High levels of debt or increases in interest rates could increase the amount of our loan payments, which could reduce the cash available for distribution to stockholders.

Our policies do not limit us from incurring debt. For purposes of calculating our leverage, we assume full consolidation of all of our real estate investments, whether or not they would be consolidated under GAAP, include assets we have classified as held for sale, and include any joint venture level indebtedness in our total indebtedness.

High debt levels will cause us to incur higher interest charges, resulting in higher debt service payments, and may be accompanied by restrictive covenants. Interest we pay reduces cash available for distribution to stockholders. Additionally, with respect to our variable rate debt, increases in interest rates increase our interest costs, which reduces our cash flow and our ability to make distributions to you. In addition, if we need to repay existing debt during periods of rising interest rates, we could be required to liquidate one or more of our investments in properties at times which may not permit realization of the maximum return on such investments and could result in a loss. In addition, if we are unable to service our debt payments, our lenders may foreclose on our interests in the real property that secures the loans we have entered into.

High mortgage rates may make it difficult for us to finance or refinance properties, which could reduce the number of properties we can acquire, our cash flow from operations and the amount of cash distributions we can make.

To qualify as a REIT, we will be required to distribute at least 90% of our annual taxable income (excluding net capital gains) to our stockholders in each taxable year, and thus our ability to retain internally generated cash is limited. Accordingly, our ability to acquire properties or to make capital improvements to or remodel properties will depend on our ability to obtain debt or equity financing from third parties or the sellers of properties. If mortgage debt is unavailable at reasonable rates, we may not be able to finance the purchase of properties. If we place mortgage debt on properties, we run the risk of being unable to refinance the properties when the debt becomes due or of being unable to refinance on favorable terms. If interest rates are higher when we refinance the properties, our income could be reduced. We may be unable to refinance properties. If any of these events occurs, our cash flow would be reduced. This, in turn, would reduce cash available for distribution to you and may hinder our ability to raise capital by issuing more stock or borrowing more money.

Lenders may require us to enter into restrictive covenants relating to our operations, which could limit our ability to make distributions to you.

When providing financing, a lender may impose restrictions on us that affect our distribution and operating policies and our ability to incur additional debt. Loan documents we enter into may contain covenants that limit our ability to further mortgage the property, discontinue insurance coverage, or replace our property manager. These or other limitations may limit our flexibility and prevent us from achieving our operating plans.

Our ability to obtain financing on reasonable terms would be impacted by negative capital market conditions.

Recently, domestic and international financial markets have experienced unusual volatility and uncertainty. Although this condition occurred initially within the “subprime” single-family mortgage lending sector of the credit market, liquidity has tightened in overall financial markets, including the investment grade debt and equity capital markets. Consequently, there is greater uncertainty regarding our ability to access the credit market in order to attract financing on reasonable terms. Investment returns on our assets and our ability to make acquisitions could be adversely affected by our inability to secure financing on reasonable terms, if at all.

Some of our mortgage loans may have “due on sale” provisions, which may impact the manner in which we acquire, sell and/or finance our properties.

In purchasing properties subject to financing, we may obtain financing with “due-on-sale” and/or “due-on-encumbrance” clauses. Due-on sale clauses in mortgages allow a mortgage lender to demand full repayment of the mortgage loan if the borrower sells the mortgaged property. Similarly, due-on-encumbrance clauses allow a mortgage lender to demand full repayment if the borrower uses the real estate securing the mortgage loan as security for another loan. In such event, we may be required to sell our properties on an all-cash basis, which may make it more difficult to sell the property or reduce the selling price.

Lenders may be able to recover against our other investments under our mortgage loans.

In financing our acquisitions, we will seek to obtain secured nonrecourse loans. However, only recourse financing may be available, in which event, in addition to the investment securing the loan, the lender would have the ability to look to our other assets for satisfaction of the debt if the proceeds from the sale or other disposition of the Investment securing the loan are insufficient to fully repay it. Also, in order to facilitate the sale of an investment, we may allow the buyer to purchase the Investment subject to an existing loan whereby we remain responsible for the debt.

If we are required to make payments under any “bad boy” carve-out guaranties that we may provide in connection with certain mortgages and related loans, our business and financial results could be materially adversely affected.

In obtaining certain nonrecourse loans, we may provide standard carve-out guaranties. These guaranties are only applicable if and when the borrower directly, or indirectly through agreement with an affiliate, joint venture partner or other third party, voluntarily files a bankruptcy or similar liquidation or reorganization action or takes other actions that are fraudulent or improper (commonly referred to as “bad boy” guaranties). Although we believe that “bad boy” carve-out guaranties are not guaranties of payment in the event of foreclosure or other actions of the foreclosing lender that are beyond the borrower’s control, some lenders in the real estate industry have recently sought to make claims for payment under such guaranties. In the event such a claim were made against us under a “bad boy” carve-out guaranty following foreclosure on mortgages or related loan, and such claim were successful, our business and financial results could be materially adversely affected.

Interest-only indebtedness may increase our risk of default and ultimately may reduce our funds available for distribution to our stockholders.

We may finance our property acquisitions using interest-only mortgage indebtedness. During the interest-only period, the amount of each scheduled payment will be less than that of a traditional amortizing mortgage loan. The principal balance of the mortgage loan will not be reduced (except in the case of prepayments) because there are no scheduled monthly payments of principal during this period. After the interest-only period, we will be required either to make scheduled payments of amortized principal and interest or to make a lump-sum or “balloon” payment at maturity. These required principal or balloon payments will increase the amount of our scheduled payments and may increase our risk of default under the related mortgage loan. If the mortgage loan has an adjustable interest rate, the amount of our scheduled payments also may increase at a time of rising interest rates. Increased payments and substantial principal or balloon maturity payments will reduce the funds available for distribution to our stockholders because cash otherwise available for distribution will be required to pay principal and interest associated with these mortgage loans.

We may enter into derivative or hedging contracts that could expose us to contingent liabilities and certain risks and costs in the future.

Part of our investment strategy may involve entering into derivative or hedging contracts that could require us to fund cash payments in the future under certain circumstances, such as the early termination of the derivative agreement caused by an event of default or other early termination event, or the decision by a counterparty to request margin securities it is contractually owed under the terms of the derivative contract. The amount due would be equal to the unrealized loss of the open swap positions with the respective counterparty and could also include other fees and charges. These economic losses would be reflected in our financial results of operations, and our ability to fund these obligations will depend on the liquidity of our assets and access to capital at the time, and the need to fund these obligations could adversely impact our financial condition and results of operations.

Further, the cost of using derivative or hedging instruments increases as the period covered by the instrument increases and during periods of rising and volatile interest rates. We may increase our derivative or hedging activity and thus increase our related costs during periods when interest rates are volatile or rising and hedging costs have increased.

In addition, hedging instruments involve risk since they often are not traded on regulated exchanges, guaranteed by an exchange or its clearing house, or regulated by any U.S. or foreign governmental authorities. Consequently, in many cases, there are no requirements with respect to record keeping, financial responsibility or segregation of customer funds and positions. Furthermore, the enforceability of agreements underlying derivative transactions may depend on compliance with applicable statutory and commodity and other regulatory requirements and, depending on the identity of the counterparty, applicable international requirements. The business failure of a hedging counterparty with whom we enter into a hedging transaction will most likely result in a default. Default by a party with whom we enter into a hedging transaction may result in the loss of unrealized profits and force us to cover our resale commitments, if any, at the then current market price. Although generally we will seek to reserve the right to terminate our hedging positions, it may not always be possible to dispose of or close out a hedging position without the consent of the hedging counterparty, and we may not be able to enter into an offsetting contract in order to cover our risk. We cannot be assured that a liquid secondary market will exist for hedging instruments purchased or sold, and we may be required to maintain a position until exercise or expiration, which could result in losses.

Complying with REIT requirements may limit our ability to hedge risk effectively.

The REIT provisions of the Code may limit our ability to hedge the risks inherent to our operations. From time to time, we may enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging transactions may include entering into interest rate swaps, caps and floors, options to purchase these items, and futures and forward contracts. Any income or gain derived by us from transactions that hedge certain risks, such as the risk of changes in interest rates, will not be treated as gross income for purposes of either the 75% or the 95% income test, as defined below in “Material Federal Income Tax Considerations — Gross Income Tests,” unless specific requirements are met. Such requirements include that the hedging transaction be properly identified within prescribed time periods and that the transaction either (1) hedges risks associated with indebtedness issued by us that is incurred to acquire or carry real estate assets or (2) manages the risks of currency fluctuations with respect to income or gain that qualifies under the 75% or 95% income test (or assets that generate such income). To the extent that we do not properly identify such transactions as hedges, hedge with other types of financial instruments, or hedge other types of indebtedness, the income from those transactions is not likely to be treated as qualifying income for purposes of the 75%- and 95%-income tests. As a result of these rules, we may have to limit the use of hedging techniques that might otherwise be advantageous, which could result in greater risks associated with interest rate or other changes than we would otherwise incur.

Interest rates might increase.

Based on historical interest rates, current interest rates are low and, as a result, it is likely that the interest rates available for future real estate loans and refinances will be higher than the current interest rates for such loans, which may have a material and adverse impact on our company and our Investments. If there is an increase in interest rates, any debt servicing on Investments could be significantly higher than currently anticipated, which would reduce the amount of cash available for distribution to the stockholders. Also, rising interest rates may affect the ability of our management to refinance an Investment. Investments may be less desirable to prospective purchasers in a rising interest rate environment and their values may be adversely impacted by the reduction in cash flow due to increased interest payments.

We may use floating rate, interest-only or short-term loans to acquire investments.

Our management has the right, in its sole discretion, to negotiate any debt financing, including obtaining (i) interest-only, (ii) floating rate and/or (iii) short-term loans to acquire Investments. If our management obtains floating rate loans, the interest rate would not be fixed but would float with an established index (probably at higher interest rates in the future). No principal would be repaid on interest-only loans. Finally, we would be required to refinance short-term loans at the end of a relatively short period. The credit markets have recently been in flux and are experiencing a malaise. No assurance can be given that our management would be able to refinance with fixed-rate permanent loans in the future, on favorable terms or at all, to refinance the short-term loans. In addition, no assurance can be given that the terms of such future loans to refinance the short-term loans would be favorable to our company.

We may use leverage to make investments.

Our management, in its sole discretion, may leverage the Investments. As a result of the use of leverage, a decrease in revenues of a leveraged Investment may materially and adversely affect that investment’s cash flow and, in turn, our ability to make distributions. No assurance can be given that future cash flow of a particular Investment will be sufficient to make the debt service payments on any borrowed funds for that Investment and also cover operating expenses. If the investment’s revenues are insufficient to pay debt service and operating expenses, we would be required to use net income from other Investments, working capital or reserves, or seek additional funds. There can be no assurance that additional funds will be available, if needed, or, if such funds are available, that they will be available on terms acceptable to us.

Leveraging an investment allows a lender to foreclose on that Investment.

Lenders to an investment, even non-recourse lenders, are expected in all instances to retain the right to foreclose on that investment if there is a default in the loan terms. If this were to occur, we would likely lose our entire investment in that investment.

Lenders may have approval rights with respect to an encumbered investment.

A lender to an investment will likely have numerous other rights, which may include the right to approve any change in the property manager for a particular investment.

Availability of financing and market conditions will affect the success of our company.

Market fluctuations in real estate financing may affect the availability and cost of funds needed in the future for investments. In addition, credit availability has been restricted in the past and may become restricted again in the future. Restrictions upon the availability of real estate financing or high interest rates for real estate loans could adversely affect the investments and our ability to execute its investment goals.

Federal Income Tax Risks

Failure to qualify as a REIT would adversely affect our operations and our ability to make distributions.

We intend to elect to be taxed as a REIT beginning with the tax year ended December 31, 2019 or such later date as is determined by our board of directors.  Our qualification as a REIT will depend upon our ability to meet, through investments, actual operating results, distributions and satisfaction of specific rules, the various tests imposed by the Internal Revenue Code.  We intend to structure our activities in a manner designed to satisfy all of these requirements. However, if certain of our operations were to be recharacterized by the Internal Revenue Service, such recharacterization could jeopardize our ability to satisfy all of the requirements for qualification as a REIT.  We will not apply for a ruling from the Internal Revenue Service regarding our status as a REIT. Future legislative, judicial or administrative changes to the federal income tax laws could be applied retroactively, which could result in our disqualification as a REIT.

If we fail to qualify as a REIT for any taxable year, we will be subject to federal income tax on our taxable income at corporate rates. In addition, we would generally be disqualified from treatment as a REIT for the four taxable years following the year of losing our REIT status. Losing our REIT status would reduce our net earnings available for investment or distribution to stockholders because of the additional tax liability. In addition, distributions to stockholders would no longer qualify for the dividends paid deduction, and we would no longer be required to make distributions. If this occurs, we might be required to borrow funds or liquidate some investments in order to pay the applicable tax.

We may have difficulty satisfying the requirement that we not be closely held.

One of the requirements for REIT qualification is that we not be closely held. For these purposes, we will be closely held if five or fewer individuals (including certain entities treated as individuals for this purpose) own (or are treated as owning under applicable attribution rules) more than 50% by value of our stock at any time during the second half of the taxable year. This requirement does not apply during our first REIT year. To the extent that we first elect to be taxed as a REIT for our taxable year ending December 31, 2019 or December 31, 2020, the closely held test should become relevant in July of 2020 or 2021, respectively. Our articles of incorporation generally restrict any person from owning or being treated as owning more than 9.8% of our stock, limiting the amount of our stock any five persons could own or be treated as owning 49% of our stock, in order to prevent us from failing the closely held requirement. As permitted in our articles of incorporation, however, our Board has waived these limits for Mr. Sobelman who currently owns one million shares of our common stock. Our Board does not intend to reduce our ownership limit below 9.8% to a percentage that will ensure that four persons owning shares at such limit plus Mr. Sobelman will not own or be treated as owning more than 50% of our shares. Instead, the Board’s waiver to Mr. Sobelman is conditioned upon his agreement that if we would otherwise fail the closely held test on June 15, 2020, we will automatically redeem such number of Mr. Sobelman’s shares for consideration of $.01 per share as will permit us to satisfy the closely held test. If we fail to monitor our share ownership or to implement the redemption provision in the waiver to Mr. Sobelman, or the Internal Revenue Service does not respect the effective date of any redemptions, we may fail to qualify as a REIT.

Re-characterization of sale-leaseback transactions may cause us to lose our REIT status.

We may purchase properties and lease them back to the sellers of such properties. While we will use our best efforts to structure any such sale-leaseback transaction so that the lease will be characterized as a “true lease,” thereby allowing us to be treated as the owner of the property for federal income tax purposes, the IRS could challenge such characterization. In the event that any sale-leaseback transaction is challenged and re-characterized as a financing transaction or loan for federal income tax purposes, deductions for depreciation and cost recovery relating to such property would be disallowed. If a sale-leaseback transaction were so recharacterized, we might fail to satisfy the REIT qualification “asset tests” or the “income tests” and, consequently, lose our REIT status effective with the year of recharacterization. Alternatively, the amount of our REIT taxable income could be recalculated which might also cause us to fail to meet the distribution requirement for a taxable year.

In certain circumstances, we may be subject to federal and state income taxes as a REIT, which would reduce our cash available for distribution to you.

Even if we qualify and maintain our status as a REIT, we may be subject to federal income taxes or state taxes. For example, net income from the sale of properties that are “dealer” properties sold by a REIT (a “prohibited transaction” under the Internal Revenue Code) will be subject to a 100% tax. We may not be able to make sufficient distributions to avoid excise taxes applicable to REITs. We may also decide to retain capital gains we earn from the sale or other disposition of our property and pay income tax directly on such gain. In that event, our stockholders would be treated as if they earned that income and paid the tax on it directly.  We may also be subject to state and local taxes on our income or property, either directly or at the level of Generation Income Properties,

L.P. or at the level of the other entities through which we indirectly own our assets. Any federal or state taxes we pay will reduce our cash available for distribution to you.

REIT distribution requirements could adversely affect our liquidity.

In order to maintain our REIT status and to meet the REIT distribution requirements, we may need to borrow funds on a short-term basis or sell assets, even if the then-prevailing market conditions are not favorable for these borrowings or sales. To qualify as a REIT, we generally must distribute to our stockholders at least 90% of our net taxable income each year, excluding capital gains. In addition, we will be subject to corporate income tax to the extent we distribute less than 100% of our net taxable income including any net capital gain. We intend to make distributions to our stockholders to comply with the requirements of the Internal Revenue Code for REITs and to minimize or eliminate our corporate income tax obligation to the extent consistent with our business objectives. Our cash flows from operations may be insufficient to fund required distributions as a result of differences in timing between the actual receipt of income and the recognition of income for federal income tax purposes, or the effect of non-deductible capital expenditures, the creation of reserves or required debt service or amortization payments. The insufficiency of our cash flows to cover our distribution requirements could have an adverse impact on our ability to raise short- and long-term debt or sell equity securities in order to fund distributions required to maintain our REIT status. In addition, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which distributions paid by us in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years.

Further, amounts distributed will not be available to fund investment activities. We expect to fund our investments by raising equity capital and through borrowings from financial institutions and the debt capital markets. If we fail to obtain debt or equity capital in the future, it could limit our ability to grow, which could have a material adverse effect on the value of our common stock.

Dividends payable by REITs do not qualify for the reduced tax rates available for some dividends.

The maximum tax rate applicable to “qualified dividend income” payable to U.S. stockholders that are taxed at individual rates is 20% (exclusive of the application of the net investment tax). Dividends payable by REITs, however, generally are not eligible for the reduced rates on qualified dividend income. The more favorable rates applicable to regular corporate qualified dividends could cause investors who are taxed at individual rates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the shares of REITs, including our common stock.

We may be unable to generate sufficient revenue from operations, operating cash flow or portfolio income to pay our operating expenses, and our operating expenses could rise, diminishing our ability to pay distributions to our stockholders.

As a REIT, we are generally required to distribute at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and not including net capital gains, each year to our stockholders. To qualify for the tax benefits accorded to REITs, we have and intend to continue to make distributions to our stockholders in amounts such that we distribute all or substantially all our net taxable income each year, subject to certain adjustments. However, our ability to make distributions may be adversely affected by the risk factors described herein. Our ability to make and sustain cash distributions is based on many factors, including the return on our investments, the size of our investment portfolio, operating expense levels, and certain restrictions imposed by Maryland law. Some of the factors are beyond our control and a change in any such factor could affect our ability to pay future dividends. No assurance can be given as to our ability to pay distributions to our stockholders. In the event of a downturn in our operating results and financial performance or unanticipated declines in the value of our asset portfolio, we may be unable to declare or pay quarterly distributions or make distributions to our stockholders. The timing and amount of distributions are in the sole discretion of our board of directors, which considers, among other factors, our earnings, financial condition, debt service obligations and applicable debt covenants, REIT qualification requirements and other tax considerations and capital expenditure requirements as our board of directors may deem relevant from time to time.

Legislative or regulatory action could adversely affect investors.

Because our operations are governed to a significant extent by the federal tax laws, new legislative or regulatory action could adversely affect investors.

You are urged to consult with your own tax advisor with respect to the status of legislative, regulatory or administrative developments and proposals and their potential effect on an investment in our common stock. You should also note that our counsel’s tax opinion assumes that no legislation will be enacted after the date of this prospectus that will be applicable to an investment in our shares, and that future legislation may affect this tax opinion.

Foreign purchasers of our common stock may be subject to FIRPTA tax upon the sale of their shares.

A foreign person disposing of a U.S. real property interest, including shares of a U.S. corporation whose assets consist principally of U.S. real property interests, is generally subject to the Foreign Investment in Real Property Tax of 1980, as amended, known as FIRPTA, on the gain recognized on the disposition. Such FIRPTA tax does not apply, however, to the disposition of stock in a REIT if the REIT is “domestically controlled.” A REIT is “domestically controlled” if less than 50% of the REIT’s stock, by value, has been owned directly or indirectly by persons who are not qualifying U.S. persons during a continuous five-year period ending on the date of disposition or, if shorter, during the entire period of the REIT’s existence. We cannot assure you that we will qualify as a “domestically controlled” REIT. If we were to fail to so qualify, gain realized by foreign investors on a sale of our shares would be subject to FIRPTA tax, unless our shares were regularly traded on an established securities market and the foreign investor did not at any time during a specified testing period directly or indirectly own more than 5% of the value of our outstanding common stock. See “Federal Income Tax Considerations — Special Tax Considerations for Non-U.S. Stockholders — Sale of our Shares by a Non-U.S. Stockholder.”

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

We are an internally managed, Maryland corporation focused on acquiring retail, office and industrial real estate located in major U.S. markets. The founding member of our management team is David Sobelman, our President. David Sobelman founded Generation Income Properties after serving twelve years in roles such as investor, asset manager, broker, owner, analyst and advisor; all within the single tenant, net lease commercial real estate investment market.

We initiated operations during the year ended December 31, 2017 and we intend to elect to be taxed as a REIT commencing with the taxable year ending December 31, 2020 or 2021.

Our Investments

We have purchased three assets:

•

Single tenant retail condo (3,000 square feet) located 3707-3711 14th Street, NW, Washington, D.C., for $2.6 million including fees, costs and other expenses that is leased to 7-Eleven Corporation in June 2017.

•

Single tenant retail building (2,200 square feet) stand-alone property located at at 1300 South Dale Mabry Highway in Tampa, Florida for $3.6 million with a corporate Starbucks Coffee as the tenant in April 2018.

•	Single tenant industrial building (59,000 square feet) located at 15091 Alabama Highway 20, in Huntsville, AL for $8.4 million in December 2018 that is leased to the Pratt and Whitney Corporation.

Distributions

From inception through the filing date, we have distributed approximately $159,000 to common stockholders. Because we have not yet generated a profit, distributions have been made from offering proceeds.

Results of Operations

On February 29, 2016, our Offering was qualified by the SEC and subsequently the Company has spent the majority of its efforts on fundraising operations and implementing our business plan.  Our financial statements are presented for the twelve-month periods ending December 31, 2018 and December 31, 2017.

Operating Revenue

During the year ended December 31, 2018 and December 31, 2017, we generated rental revenue of $296,330 and $66,718, respectively. The increase in rental revenue is due to the Company owning three properties in 2018 versus one property in 2017.

Operating Expenses

For the year ended December 31, 2018, we incurred general, administrative and organizational expenses of $396,832, which included professional fees, marketing expenses and other costs associated with running our business.   For the year ended December 31, 2017, we incurred general, administrative and organizational expenses of $114,503 which included professional fees, marketing expenses and other costs associated with running our business. The $282,000 increase in expenses is due in part to increased costs to operate a publicly held company, including finance and accounting consultants, legal expenses and other non-capitalizable costs for acquiring property.

For the twelve months ended December 31, 2018 and 2017, we incurred depreciation and amortization expense of $153,569 and $45,654, respectively.  For the twelve months ended December 31, 2018 and 2017, we incurred interest expense of $145,107 and $2,714, respectively.  The increase in depreciation and interest expense is due to the purchase of two additional properties during 2018.

For the twelve months ended December 31, 2018 and 2017, we incurred compensation expense of $81,377 and $0, respectively.  The increase in compensation costs is due to our President being paid annual compensation of $100,000 starting April 2018.

Income Tax Benefit

We did not record an income tax benefit for the year ended December 31, 2018 or 2017 because we have been in a net loss situation since inception and have recorded a valuation allowance to offset any tax benefits generated by the operating losses.

Net Loss

During the year ended December 31, 2018, we generated a net loss of $487,268 as compared to a net loss of $96,153 for the year ended December 31, 2017.

Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses. Our capital sources may include net proceeds from our Offering, cash flow from operations and borrowings under credit facilities.

We are currently dependent upon the net proceeds from our initial Offering to conduct our operations. We currently obtain the capital required to primarily invest in and manage a diversified portfolio of commercial net lease real estate investments and conduct our operations from the proceeds of our Offering, debt financing, preferred minority interest obtained from third parties and from any undistributed funds from our operations.

As of December 31, 2018, we anticipate that proceeds from our Offering combined with the revenue generated from investment properties and proceeds from credit facilities will provide sufficient liquidity to meet future funding commitments as of December 31, 2018 for the next 12 months. If we are unable to raise additional funds, we will make fewer investments resulting in less diversification in terms of the type, number, and size of investments we make. Our inability to raise substantial, additional funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to make distributions.

For the year ending December 31, 2018 and 2017, we had $642,132 and $482,879, respectively, of cash on hand and in our corporate bank accounts primarily from the proceeds of capital raised in our Offering and from cash generated from our rental operations. For the year ended December 31, 2018 and ending December 31, 2017, we had total current liabilities (excluding the current portion of the acquired lease intangible liability which consists of accounts payable, accrued expenses and money owed to our President and related party expenses he incurred on behalf of the Company) of $378,570 and $140,865, respectively.

We may selectively employ some leverage to enhance total returns to our stockholders. During the period when we are acquiring our initial portfolio, portfolio-wide leverage may be higher. Our target portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments may be greater than expected leverage over the long-term. As of December 31, 2018, we had $9.8 million in outstanding borrowings, compared to no borrowings other than those owed to related parties as of December 31, 2017.

	Year ended December 31,
	2018	2017

Promissory note issued for $3,700,000 by a financial institution, bearing interest at 4.6289% adjusted monthly based on 30 day LIBOR plus 225 basis points and interest payments due monthly of approximately $14,000. Note was issued on April 4, 2018 and matures on April 4, 2020 and can be prepaid at any time without penalty. Secured by our 7-Eleven property and our Starbucks property.	$3,684,039	$—
Promissory note issued for $6,100,000 by a financial institution, bearing interest at 4.7394%, adjusted monthly based on 30 day LIBOR plus 225 basis points, interest and principal payments due monthly of approximately $25,000. Note was issued on December 20, 2018 and matures on December 19, 2020 and can be prepaid at any time without penalty. Secured by our Pratt and Whitney property.	6,100,000	—
Less debt issuance costs	(69,256)	—
	$9,714,783	$—

The Company incurred and paid $82,457 of debt issuance costs during 2018 and amortized $13,201 to interest expense.

Both loans are subject to certain loan covenants such as debt service ratio of 1:1 to 1:0. The debt service ratio covenant is applicable to the $6.1 million loan starting December 31, 2019 and applicable to the $3.7 million loan starting December 31, 2018. The $3.7 million loan is also subject to and minimum debt to equity ratio of 50% starting December 31, 2018. The Company was in compliance for both covenants for the $3.7 million loan as of December 31, 2018.

Both of our promissory notes are guaranteed by our President.

Minimum required principal payments on the Company’s debt as of December 31, 2018 are as follows:

Years Ending
December 31,
2019	$—
2020	9,784,039
$9,784,039

In June 2017, we received a $5,000,000 revolving line of credit from a commercial bank. We have not utilized any of our line of credit as of the date of this filing. The line is guaranteed by our President and matures in June 2019.

We intend to repay amounts outstanding under any credit facilities as soon as reasonably possible. No assurance can be given that we will be able to obtain additional credit facilities. We anticipate arranging and utilizing additional revolving credit facilities to potentially fund future acquisitions (following investment of the net proceeds of our Offering), return on investment initiatives and working capital requirements.

Market Outlook

We continue to believe that the existing trend is to purchase U.S. net lease properties that provide the highest return possible, which in our estimation causes investors to purchase assets in less desirable locations with lower real estate values.  In our estimation, this leaves an opportunity to purchase prime net lease real estate assets that are not being sought out by institutional owners.  With the vast number of similar REITs currently seeking assets that provide an immediate return, we believe that many assets are being overlooked. By contrast, we will be searching for assets that have the highest potential for long-term real estate appreciation, followed by a high credit rated tenant with a long-term, net lease.  Other REITs, and even some private investors, are placing their investment focus on the initial return that is received when purchasing a specific property.  Therefore, we believe that the market opportunity lies within uncovering assets that are overlooked by other institutional and private investors as they may not fit within their short-term higher return parameters.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Recent Developments

Private Investment Placement

On April 25, 2019, we raised $1,000,000 by issuing 200,000 Units with each Unit being comprised of one share of our common stock and one warrant to purchase one share of our common stock (the “Common Warrants”). Each Unit was sold for a price of $5.00 per Unit. The shares of our common stock and Common Warrants included in the Units, were offered together, but the securities included in the Units are issued separately.

The Common Warrants are immediately exercisable at a price of $5.00 per share of Common Stock, subject to adjustment in certain circumstances, and will expire seven years from the date of issuance.

Item 3.  Directors and Officers

Mr. Sobelman serves as our sole executive officer and director. The Board has no nominating, auditing or compensation committees. We have a board of independent advisors that have no voting rights and are not currently compensated. Information as to our director and executive officer is as follows:

Name	Age	Director/Officer Since	Hours Per Week Devoted to Company	Position

David Sobelman	47	2015	20 - 30	Chairman of the Board of Directors, President, Secretary and Treasurer

Biographical Information

The following are biographical summaries of the experience of our director and executive officer and members of our board of advisors:

David Sobelman serves as chairman of our board of directors and our president, secretary, and treasurer. He founded Generation Income Properties, Inc. after serving almost 13 years in different capacities within the net lease commercial real estate market. In June 2017, Mr. Sobelman started 3 Properties, LLC, a commercial real estate brokerage firm focused solely on the net lease market. Mr. Sobelman has held various roles within the single tenant, net lease commercial real estate investment market, including investor, asset manager, broker, owner, analyst and advisor. In 2005, David began working with Calkain Companies LLC, a real estate brokerage and advisory firm. During his tenure, Calkain grew from two employees to over 40, and became one of the leading single tenant, net lease firms in the country. Prior to Mr. Sobelman’s career in single tenant, net lease investments, he served as a member of The White House staff, and was subsequently appointed to work for the Secretary of the Department of Health and Human Services. Mr. Sobelman co-wrote The Little Book of Triple Net Lease Investing, the first book ever written on the single tenant, triple-net lease investment market, which is currently in its second edition. Mr. Sobelman is a featured speaker at conferences in the United States and abroad and has been quoted in articles in The Wall Street Journal, Forbes, Fortune and various regional real estate trade publications. Mr. Sobelman received a bachelor of science degree from the University of Florida and is an alumnus of the Harvard Business School Executive Education Real Estate Management Program.

Compensation of Executive Officers

As of April 1, 2018, we entered into an agreement to start paying our President a salary of $100,000 per year. No other salaries are being paid at the present time, and no other compensation was paid to our President in cash, or otherwise, for services performed for the year ending December 31, 2018 or 2017. The employment agreement between the President and the Company is currently being finalized. There will be no accruals for past salary.

The table below summarizes all compensation awarded to, earned by, or paid to our named executive officer for all services rendered in all capacities to us for the years ending December 31, 2018 and 2017.

Summary Compensation Table

Name						Non-Equity	Nonqualified
And				Stock	Option	Incentive Plan	Deferred	All Other
Principal		Salary	Bonus	Awards	Awards	Compensation	Compensation	Compensation	Total
Position	Year	($)	($)	($)	($)	($)	Earnings ($)	($)	($)
David Sobelman President	2018 2017	75,000 0	0 0	0 0	0 0	0 0	0 0	0 0	75,000 0

There are no other stock option plans, retirement, pension, or profit sharing plans for the benefit of our officer and director other than as described herein.

Long-Term Incentive Plans and Awards

Upon completion of our Offering, we may cause our Operating Partnership to grant 200,000 LTIP units to Mr. Sobelman. If the size of our Offering changes, the aggregate number of LTIP units to be granted to Mr. Sobelman will change to equal 5% of the common shares issued in our offering. These LTIP units will vest ratably on each of the first three anniversaries of the date of grant. The LTIP units, whether vested or unvested, will receive the same per-unit distributions as common units of our Operating Partnership, which distributions generally will equal per share distributions on our common shares.

Our Board has not adopted a long-term incentive plan to provide compensation intended to serve as incentive or payment for performance. No individual grants or agreements regarding future payouts under non-stock price-based plans have been made or promised to our sole director and officer other than for the 200,000 LTIP units in our Operating Partnership or any employee or consultant since our inception; accordingly, no future payouts under non-stock price-based plans or agreements have been granted or entered into or exercised by our sole director and officer or employees or consultants since we were founded.

Compensation of Board of Advisors

We don’t currently compensate members of our board of advisors. However, our advisors are reimbursed for reasonable out-of-pocket expenses incurred on our behalf.

We may, in our discretion, grant restricted stock or options and other equity awards to members of the board of advisors from time to time.

Director Compensation

Our sole director is not compensated by us for acting as such. He is reimbursed for reasonable out-of-pocket expenses incurred. There are no arrangements pursuant to which our sole director is or will be compensated in the future for any services provided as a director.

We do not have any agreements for compensating our directors for their services in their capacity as directors, although such directors are expected in the future to receive stock options to purchase shares of our common stock as awarded by our Board.

Item 4.  Security Ownership of Management and Certain Securityholders

The following table sets forth the beneficial ownership of our common shares as of April 29, 2019, for the total number of shares owned beneficially by our sole officer and director, individually and as a group, and the owners of 10% or more of our total outstanding shares. To our knowledge, each person that beneficially owns our common shares has sole voting and disposition power with regard to such shares.

Unless otherwise indicated below, each person or entity has an address in care of our principal executive offices at 401 East Jackson Street, Suite 3300 Tampa, FL 33602.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of All Shares
David Sobelman	800,000	44.1%
John Robert Sierra Sr Revocable Family Trust	300,000	14.7%
Steven Westphal	200,000	9.8%
All Officers and Directors as a Group (1 person)	800,000	44.1%

Item 5.  Interest of Management and Others in Certain Transactions

For information responsive to this Item, please see “Note 4 — Related Party Transactions in Item 7 “Financial Statements” below.

Item 6.  Other Information

None

Item 7.  Financial Statements

Generation Income Properties, Inc.

Index to Consolidated Financial Statements

December 31, 2018 and 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of

Generation Income Properties, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Generation Income Properties, Inc. and its subsidiaries (collectively, the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ MaloneBailey, LLP

www.malonebailey.com

We have served as the Company’s auditor since 2017.

Houston, Texas

April 30, 2019

Generation Income Properties, Inc.

Consolidated Balance Sheets

	As of December 31,
	2018	2017
ASSETS

Investment in real estate
Property	$13,460,084	$2,432,570
Tenant improvements	235,673	146,765
Acquired lease intangible assets	932,449	121,017
Less accumulated depreciation and amortization	(199,223)	(45,654)
Total investments	14,428,983	2,654,698
Cash	642,132	482,879
Deferred rent	18,008	—
Prepaid expenses	9,850	—
Line of credit costs - net	16,624	21,489
Escrow deposit and other assets	111,512	200,561
TOTAL ASSETS	$15,227,109	$3,359,627

LIABILITIES AND STOCKHOLDERS’ EQUITY

Liabilities
Accounts payable	$30,339	$3,768
Accrued expenses	348,231	50,000
Due to stockholder and related party	—	87,097
Acquired lease intangible liability, net	102,405	116,530
Mortgage loans, net of unamortized discount of $69,256 and $0 at December 31, 2018 and 2017, respectively	9,714,783	—
Total liabilities	10,195,758	257,395

Stockholders’ Equity
Common stock, $0.01 par value, 100,000,000 shares authorized; 1,838,767 shares issued and outstanding at December 31, 2018 and 1,710,807 at December 31, 2017	18,398	17,108
Additional paid-in capital	3,844,336	3,466,927
Accumulated deficit	(997,017)	(381,803)
Total Generation Income Properties, Inc. stockholder’s equity	2,865,717	3,102,232
Non-Controlling interest	2,165,634	—
Total stockholders’ equity	5,031,351	3,102,232
TOTAL LIABILITIES AND STOCKHOLDER’S EQUITY	$15,227,109	$3,359,627

The accompanying notes are an integral part of these consolidated financial statements

Generation Income Properties, Inc.

Consolidated Statements of Operations

	Years ended December 31,
	2018	2017
REVENUE
Rental revenue	$296,330	$66,718

EXPENSES
General, administrative and organizational costs	396,832	114,503
Depreciation and amortization	153,569	45,654
Interest expense, net	145,107	2,714
Compensation costs	81,377	—
Total expenses	776,885	162,871
NET LOSS	$(480,555)	$(96,153)

Less: Net loss attributable to Non-Controlling interest	(24,735)	—

Net Loss attributable to Generation Income Properties, Inc.	$(455,820)	$(96,153)

TOTAL WEIGHTED AVERAGE SHARES OF COMMON SHARES OUTSTANDING	1,812,660	1,587,939

BASIC AND DILUTED LOSS PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS	$(0.25)	$(0.06)

The accompanying notes are an integral part of these consolidated financial statements

Generation Income Properties, Inc.

Consolidated Statements of Stockholders’ Equity

					Generation
			Additional		Income	Non-	Total
	Common Stock		Paid-In	Accumulated	Stockholder’s	Controlling	Stockholders’
	Shares	Amount	Capital	Deficit	Equity	Interest	Equity

Balance, December 31, 2016	1,176,700	$11,767	$881,733	$(285,650)	$607,850	$—	$607,850

Common stock issued for cash	534,107	5,341	2,585,194	—	2,590,535	—	2,590,535
Net loss for the year ended December 31, 2017	—	—	—	(96,153	(96,153)	—	(96,153)

Balance, December 31, 2017	1,710,807	17,108	3,466,927	(381,803)	3,102,232	—	3,102,232

Non-controlling interest issued for cash	—	—	—	—	—	2,197,082	2,197,082
Distribution on non-controlling interest	—	—	—	—	—	(6,713)	(6,713)
Common stock issued for cash	128,960	1,290	643,510	—	644,800	—	644,800
Offering costs	—	—	(266,101)	—	(266,101)	—	(266,101)
Net loss for the year ended December 31, 2018	—	—	—	(455,820)	(455,820)	(24,735)	(480,555)
Dividends paid	—	—	—	(159,394)	(159,394)	—	(159,394)

Balance, December 31, 2018	1,839,767	$18,398	$3,844,336	$(997,017)	$2,865,717	$2,165,634	$5,031,351

The accompanying notes are an integral part of these consolidated financial statements

Generation Income Properties, Inc.

Consolidated Statements of Cash Flows

	Years ended December 31,
	2018	2017
OPERATING ACTIVITIES
Net loss	$(480,555)	$(96,153)
Adjustments to reconcile net loss to cash used in operating activities
Depreciation	124,562	38,736
Amortization of debt issuance costs	18,066	2,714
Amortization of acquired lease intangible assets	29,007	6,918
Amortization of below market leases	(14,125)	(7,062)
Changes in operating assets and liabilities
Accounts receivable	561	(561)
Other assets	(1,512)	—
Deferred rent	(18,008)	—
Prepaid expense	(9,850)	—
Accounts payable and accrued expenses	243,889	3,328
Net cash used in operating activities	(107,965)	(52,080)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of land, buildings, other tangible and intangible assets	(11,927,854)	(2,574,833)
Pre-acquisition costs for purchase of properties	—	(1,927)
Escrow deposits for purchase of properties	90,000	(200,000)
Net cash used in investing activities	(11,837,854)	(2,776,760)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of stock	644,800	2,670,535
Proceeds from issuance of non-controlling interest	2,197,082	—
Debt borrowings	9,800,000	—
Debt repayments	(15,961)	—
Dividends paid	(159,394)	—
Stock issuance cost paid in cash	(191,901)	(30,000)
(Repayments) borrowings on related party payable	(87,097)	2,805
Debt issuance costs paid in cash	(82,457)	(24,203)
Net cash provided by financing activities	12,105,072	2,619,137

NET INCREASE (DECREASE) IN CASH	159,253	(209,703)
CASH - BEGINNING OF YEAR	482,879	692,582
CASH - END OF YEAR	$642,132	$482,879

NON-CASH TRANSACTIONS
Stock issuance costs on account	124,200	50,000
Payments on non-controlling interest	6,713	—
CASH TRANSACTIONS
Interest paid	123,323	—

The accompanying notes are an integral part of these consolidated financial statements

Generation Income Properties, Inc.

Notes to Consolidated Financial Statements

Note 1 – Organization

Generation Income Properties, Inc. (the “Company”) was formed as a Maryland corporation on June 19, 2015 to opportunistically acquire and invest in freestanding, single-tenant commercial properties located primarily in major cities in the United States. The Company is internally managed and intends on net leasing properties to investment grade tenants.

The Company formed Generation Income Properties L.P. (the “Operating Partnership”) in October 2015. Substantially all of the Company’s assets will be held by, and operations will be conducted through the Operating Partnership. The Company will be the general partner of the Operating Partnership with an ownership of 99.99%.  The Company formed a Maryland entity GIP REIT OP Limited LLC in 2018 that owns 0.01% of the Operating Partnership.

On March 8, 2017, the Company formed GIPDC 3707 14th ST, LLC, a wholly owned subsidiary of the Operating Partnership, and closed an acquisition for approximately $2.6 million including closing costs.

On June 13, 2017, the Company formed GIPFL 1300 S Dale Mabry, LLC, a wholly owned subsidiary of our Operating Partnership, which had no activity during the year ended December 31, 2017 but closed an acquisition on April 4, 2018 for approximately $3.6 million including closing costs.

On November 29, 2018, the Company formed GIPAL JV 15091 SW ALABAMA 20, which closed an acquisition on December 20, 2018 for approximately $8.4 million including closing costs. The Company entered into a joint venture with TC Huntsville, LLC (“TC Huntsville”) contributed $2.2 million to help purchase this acquisition. TC Huntsville will be paid each month in cash a 10% return on their investment and earn an additional deferred 10% return that is paid at the end of the term of this agreement. As of December 31, 2018, the Company has accrued $6,713 distribution to TC Huntsville. The Company and TC Huntsville will generally share profits and losses on a 50/50 basis. The Company is the general manager of the property and has operating decision on all aspects of this venture. As such the Company consolidates this joint venture.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

The accompanying balance sheet, statement of operations and statement of cash flows and related notes to the financial statements of the Company are prepared on the accrual basis of accounting and have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

The Company adopted the calendar year as its basis of reporting.

Consolidation

The accompanying consolidated financial statements include the accounts of Generation Income Properties, Inc. and the Operating Partnership and all of the direct and indirect wholly-owned subsidiaries of the Operating Partnership and the Company’s subsidiaries.  All significant inter-company balances and transactions have been eliminated in the consolidated financial statements.

Cash

Cash consists of amounts that the Company has on deposit with a major commercial financial institution.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company intends to operate and be taxed as a real estate investment trust (“REIT”) under Section 856 through 860 of the Internal Revenue Code (“Code”), commencing with our taxable year ending December 31, 2019. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of its taxable income to its stockholders. As a REIT, the Company generally is not subject to federal corporate income tax on that portion of its taxable income that is currently distributed to stockholders.

We account for deferred income taxes using the asset and liability method and recognize deferred tax assets and liabilities for the expected future tax consequences of events that have been included in our financial statements or tax returns. Under this method, we determine deferred tax assets and liabilities based on the differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Any increase or decrease in the deferred tax liability that results from a change in circumstances, and that causes us to change our judgment about expected future tax consequences of events, is included in the tax provision when such changes occur. Deferred income taxes also reflect the impact of operating loss and tax credit carryforwards. A valuation allowance is provided if we believe it is more likely than not that all or some portion of the deferred tax asset will not be realized. Any increase or decrease in the valuation allowance that results from a change in circumstances, and that causes us to change our judgment about the realizability of the related deferred tax asset, is included in the tax provision when such changes occur.

Revenue Recognition

We recognize rental income and other investment income as earned over the terms of the related leases and notes, respectively.

We have determined that all of our leases should be accounted for as operating leases. Our operating leases generally contain provisions for specified rent increases during the lifetime of the lease. Revenue under lease arrangements with minimum fixed and determinable increases is recognized over the non-cancellable term of the lease on a straight-line basis.

In 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”), which outlines a comprehensive model for entities to use in accounting for revenue arising from contracts with customers. ASU 2014-09 states that “an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.” While ASU 2014-09 specifically references contracts with customers, it may apply to certain other transactions such as the sale of real estate or equipment. ASU 2014-09 is effective for the Company beginning January 1, 2018. In addition, the FASB has begun to issue targeted updates to clarify specific implementation issues of ASU 2014-09. These updates include ASU 2016-08, Principal versus Agent Considerations (Reporting Revenue Gross versus Net), ASU 2016-10, Identifying Performance Obligations and Licensing, and ASU 2016-12, Narrow-Scope Improvements and Practical Expedients. The Company adopted ASU 2014-09 and its subsequent updates in accordance with the modified retrospective approach. The Company has completed its analysis of ASU 2014-09 and its related updates and has determined that its adoption did not have a material impact on our consolidated financial statements, as all of our revenue consists of rental income from leasing arrangements which are specifically excluded from ASU 2014-09 and its updates.

Escrow Deposit

The Company records deposits for purchases of property at cost.  As of December 31, 2018, the Company had $110,000 deposit in escrow deposits for a property, which was subsequently returned in fiscal year 2019 when the deal to purchase the property was cancelled. As of December 31, 2017, the Company had $200,000 in escrow deposits for a property purchased on April 4, 2018.

Real Estate

Acquisitions of real estate are recorded at cost.  Depreciation is provided over the estimated useful life (40-50 years) using the straight-line method and intangible over the remaining lease term.

Purchase Price Assignment

The Company assigns the purchase price of real estate to tangible and intangible assets and liabilities based on fair value.  Tangible assets consist of land and buildings.  Intangible assets and liabilities consist of the value of in-place leases and below market leases assumed with the acquisition. The Company assessed whether the purchase of the building falls within the definition of a business under ASC 805 and concluded that all asset transactions were an asset acquisition, therefore it was recorded at the purchase price, including capitalized acquisition costs, which is allocated to land, building, tenant improvements and intangible assets and liabilities based upon their relative fair values at the date of acquisition.

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations – Clarifying the Definition of a Business. ASU 2017-01 clarifies that to be considered a business, the elements must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output. The new standard illustrates the circumstances under which real estate with in-place leases would be considered a business and provides guidance for the identification of assets and liabilities in purchase accounting. ASU 2017-01 is effective for periods beginning after December 15, 2017 and early adoption is permitted. The Company early adopted the new standard as of December 31, 2017 and accounted for the real estate acquisition during 2017 and 2018 as an asset acquisition, not a business combination.

The fair value of the below market lease is the present value of the difference between the contractual amount to be paid pursuant to the in-place lease and the estimated current market lease rate expected over the remaining non-cancelable life of the lease.  The capitalized below market lease values are amortized as an increase to rental income over the remaining term of the lease.

Intangible Assets

Line of Credit Costs

Costs incurred related to line of credit costs have been capitalized and are amortized over the term of the respective agreement using the straight-line method.  Amortization expense related to line of credit costs were $4,864 and $2,714 for the year ended December 31, 2018 and December 31, 2017, respectively.

In-Place Leases

In-place lease assets and liabilities result when we assume a lease as part of a facility purchase or business combination. The fair value of in-place leases consists of the following components, as applicable (1) the estimated cost to replace the leases (including loss of rent, estimated commissions and legal fees paid in similar leases), and (2) the above or below market cash flow of the leases, determined by comparing the projected cash flows of the leases in place at the time of acquisition to projected cash flows of comparable market-rate leases (referred to as Lease Intangibles). Lease Intangible assets and liabilities are classified as lease contracts above and below market value, respectively, in other assets and accrued expenses and other liabilities on our Consolidated Balance Sheets, and amortized on a straight-line basis as decreases and increases, respectively, to rental income over the estimated remaining term of the underlying leases. Should a tenant terminate the lease, the unamortized portion of the lease intangible is recognized immediately as income or expense. For additional information, see Note 4 – Intangibles.

Earnings per Share

In accordance with ASC 260, basic earnings/loss per share (“EPS”) is computed by dividing net loss attributable to the Company that is available to common stockholders by the weighted average number of common shares outstanding during the period, excluding the effects of any potentially dilutive securities. Diluted EPS gives effect to all dilutive potential of shares of common stock outstanding during the period including stock warrants, using the treasury stock method (by using the average stock price for the period to determine the number of shares assumed to be purchased from the exercise of warrants), and convertible debt, using the if-converted method. Diluted EPS excludes all dilutive potential of shares of common stock if their effect is anti-dilutive.  As of December 31, 2018 and December 31, 2017, there were no common stock dilutive instruments.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (“ASU 2016-02”), which amends the existing accounting standards for lease accounting, including requiring lessees to recognize most leases on their balance sheets and making targeted changes to lessor accounting. ASU 2016-02 will be effective for the Company beginning January 1, 2019. The new standard was adopted using a modified retrospective method. Based on the election of the package of practical expedients, the Company has determined that its leases where it is the lessor will continue to be accounted for as operating leases under the new standard. Further, the Company has elected the practical expedient to not separate non-lease components from lease components. Therefore, as of January 1, 2019, for the Company’s leases where it is the lessor, the Company does not anticipate changes in the accounting for its lease revenues and expenses. The Company’s office lease where it is the lessee is scoped out from ASU 2016-02 as it is a month-month lease

Note 3 – Investments in Real Estate

The Company’s real estate is comprised of the following:

	December 31, 2018	December 31, 2017
Property	$13,460,084	$2,432,570
Tenant improvement	235,673	146,765
Acquired lease intangible assets	932,449	121,017
Total	14,628,206	2,700,352
Less: Accumulated depreciation and amortization	(199,223)	(45,654)
Total real estate, net	$14,428,983	$2,654,698

The purchase price of the asset acquisition was allocated to land, building, tenant improvement and acquired lease intangible assets and liabilities based on management’s estimate.

Acquisitions:

Fiscal Year 2018

During the year ended December 31, 2018, the Company acquired the following retail properties:

Property and Location	Percent Acquired	Date of Acquisition	Purchase Price	Debt Assumed
Starbucks – Tampa, FL	100%	4/4/2018	$ 3,463,500	$ —
Pratt and Whitney – Huntsville, AL	100%	12/20/2018	8,307,750	—

The acquisitions were accounted for as an asset acquisition as the underlying property did not meet the definition of a business as the Company early adopted ASU No. 2017-01, Business Combinations – Clarifying the Definition of a Business.

The following table summarizes the aggregate purchase price assignment for 2018:

	Starbucks	Pratt & Whitney
Building	$2,162,245	$6,962,169
Acquired lease intangible asset - in-place lease	167,147	644,285
Land	1,138,023	760,881
Tenant improvements	88,908	—
Total purchase price, including closing costs	$3,556,323	$8,367,335

Fiscal Year 2017

During the year ended December 31, 2017, the Company acquired the following retail properties:

Property and Location	Percent Acquired	Date of Acquisition	Purchase Price	Debt Assumed
7-Eleven - Washington, D.C.	100%	6/29/2017	$ 2,480,000	$ —

This acquisition was accounted for as an asset acquisition as the underlying property did not meet the definition of a business as the Company early adopted ASU No. 2017-01, Business Combinations – Clarifying the Definition of a Business.

The following table summarizes the aggregate purchase price assignment:

Property	$2,432,570
Acquired lease intangible asset - in-place lease	121,017
Acquired lease intangible liability - below market lease	(123,592)
Tenant improvements	146,765
Total purchase price, including closing costs	$2,576,760

Note 4 – Acquired Lease Intangible Asset, net

Intangible assets, net is comprised of the following:

	December 31, 2018	December 31, 2017
In-place lease	$932,449	$121,017
Less: Accumulated amortization	(35,925)	(6,918)
Total intangible assets, net	$896,524	$114,099

Note 5 – Acquired Lease Intangible Liability, net

Acquired lease intangible liability is comprised of the following:

	December 31, 2018	December 31, 2017
Acquired lease intangible liability	$123,592	$123,592
Less: recognized rental income	(21,187)	(7,062)
Total below market lease, net	$102,405	$116,530

Note 6 – Debt

	Year ended December 31,
	2018	2017

Promissory note issued for $3,700,000 by a financial institution, bearing interest at 4.6289% adjusted monthly based on 30 day LIBOR plus 225 basis points and interest payments due monthly of approximately $14,000. Note was issued on April 4, 2018 and matures on April 4, 2020 and can be prepaid at any time without penalty. Secured by our 7-Eleven property and our Starbucks property.	$3,684,039	$—
Promissory note issued for $6,100,000 by a financial institution, bearing interest at 4.7394%, adjusted monthly based on 30 day LIBOR plus 225 basis points, interest and principal payments due monthly of approximately $25,000. Note was issued on December 20, 2018 and matures on December 19, 2020 and can be prepaid at any time without penalty. Secured by our Pratt and Whitney property.	6,100,000	—
Less debt issuance costs	(69,256)	—
	$9,714,783	$—

Both of our promissory notes are guaranteed by our President.

The Company incurred and paid $82,457 of debt issuance costs during 2018 and amortized $13,201 to interest expense.

Both loans are subject to certain loan covenants such as debt service ratio of 1:1 to 1:0. The debt service ratio covenant is applicable to the $6.1 million loan starting December 31, 2019 and applicable to the $3.7 million loan starting December 31, 2018. The $3.7 million loan is also subject to and minimum debt to equity ratio of 50% starting December 31, 2018. The Company was in compliance for both covenants for the $3.7 million loan as of December 31, 2018.

Minimum required principal payments on the Company’s debt as of December 31, 2018 are as follows:

Years Ending
December 31,
2019	$—
2020	9,784,039
$9,784,039

In June 2017, we received a $5,000,000 revolving line of credit from a commercial bank. We have not utilized any of our line of credit as of the date of this filing. The line is guaranteed by Mr. Sobelman, our chairman and President and matures in June 2019. We intend to repay amounts outstanding under any credit facilities as soon as reasonably possible. No assurance can be given that we will be able to obtain additional credit facilities. We anticipate arranging and utilizing additional revolving credit facilities to potentially fund future acquisitions (following investment of the net proceeds of our Offering), return on investment initiatives and working capital requirements.

Note 7 – Equity

The Company is authorized to issue up to 100,000,000 shares of common stock and 10,000,000 of undesignated preferred stock. No preferred shares have been issued as of the date of this report. Holders of the Company’s common stock are entitled to receive dividends when authorized by the Company’s Board of Directors.

During the year ended December 31, 2018, the Company received equity subscriptions for which $644,800 of funds have been received from investors and 128,960 shares of common stock have been issued. The Company incurred stock issuance costs of approximately $266,000 of which $141,000 was paid and $124,000 was accrued for as of December 31, 2018. The $50,000 of stock issuance costs accrued at December 31, 2017 was paid in 2018.

During the year ended December 31, 2017, the Company received equity subscriptions for which $2,670,535 of funds have been received from investors and 534,107 shares of common stock have been issued. The Company incurred stock issuance costs of $80,000 of which $30,000 was paid and $50,000 was accrued for as of December 31, 2017.

On February 15, 2017, the Company, at a Special Meeting of the Board of Directors, approved an extension of the offering period of the Company’s Offering qualified by the Securities and Exchange Commission on February 29, 2016. The offering of 4,000,000 shares of the Company’s common stock was extended to the earlier period of: (i) the date when the sale of all 4,000,000 shares is completed, or (ii) the two-year anniversary of the date the Offering Statement filed on Form 1-A of Regulation A of the Securities Act of 1933 was qualified. The Offering was closed on July 1, 2018.

Note 8 – Related-Party Transactions

For the year ended December 31, 2018 and 2017, the Company’s President, David Sobelman paid $0 and $0, respectively, for expenses incurred on behalf of the Company; amounts to be reimbursed to Mr. Sobelman, totaled $nil as of December 31, 2018 and $84,292 as of December 31, 2017. These expenses were reimbursed as per a verbal agreement between the Company and our President, without interest with the proceeds received upon the sale of the Company’s common stock as part of its Offering. In addition, the Company owed 3 Properties, LLC, a real estate brokerage firm owned by Mr. Sobelman, $2,805 for expenses paid for by 3 Properties on the Company’s behalf as of December 31, 2017 but was repaid in 2018.

Note 9 – Leases

Fiscal Year 2018

On April 4, 2018, the Company purchased an asset. The initial lease term runs from April 1, 2018 to March 31, 2028 (10 years) with an option to renew four 5 year terms for a total of 30 years. The lease includes a 10% rental increase every five years in the initial lease term. The Company recognizes rental income on a straight-line basis over the term of the lease.

On December 20, 2018, the Company assumed the lease for property it acquired.  The amended lease term runs from January 2, 2018 to January 29, 2029 (approximately 10 years) with an option to renew for two 5 year terms for a total of 20 years. The lease includes a 5% rental increase after each of the renewal periods. The Company recognizes rental income on a straight-line basis over the term of the lease.

Fiscal Year 2017

On June 29, 2017, the Company assumed the lease for the property it acquired. The initial lease term runs from January 1, 2016 to March 31, 2026 (10 years) with an option to renew for two 5 year terms for a total of 20 years. The lease includes a 10% rental increase every five years in the primary term, and during the renewal periods. As of the date of purchase, the lease had eight years and nine months on the initial term of the lease. The Company recognizes rental income on a straight-line basis over the term of the lease.

Future Minimum Rents

The following table presents future minimum base rental cash payments due to the Company over the next six calendar years and thereafter as of December 31, 2018.

Future Minimum Base Rent Payments
December 31, 2019	$985,000
December 31, 2020	985,000
December 31, 2021	994,000
December 31, 2022	997,000
December 31, 2023	1,011,000
Thereafter	4,628,000
$9,600,000

Note 10 – Income Taxes

The Company performs an evaluation of the realizability of its deferred tax assets on a semi-annual basis.  The Company considers all positive and negative evidence available in determining the potential of realizing deferred tax assets, including the scheduled reversal of temporary differences, recent and projected future taxable income and prudent and feasible tax planning strategies.  The estimates and assumptions used by the Company in computing the income taxes reflected in the accompanying consolidated financial statements could differ from the actual results reflected in the income tax returns filed during the subsequent year. Adjustments are recorded based on filed returns when finalized or the related adjustments are identified.

Under ASC 740-10-30-5, Income Taxes, deferred tax assets should be reduced by a valuation allowance if, based on the weight of available evidence, it is more-likely-than-not (i.e., a likelihood of more than 50%) that some portion or all of the deferred tax assets will not be realized. The Company considers all positive and negative evidence available in determining the potential realization of deferred tax assets including, primarily, the recent history of taxable earnings or losses. Based on operating losses reported by the Company during 2018, 2017 and 2016, the Company concluded there was not sufficient positive evidence to overcome this recent operating history. As a result, the Company believes that a valuation allowance is necessary based on the more-likely-than-not threshold noted above. The Company recorded a valuation allowance of approximately of $288,804 as of December 31, 2018 and $110,507 as of December 31, 2017 equal to its deferred tax asset at that time. The valuation allowance reflects the decrease in deferred tax assets resulting from the Tax Cuts and Jobs Act of 2017. The Company’s net operating losses as of December 31, 2018 was $714,100.

Significant components of the tax expense (benefit) recognized in the accompanying consolidated statements of operations for the period December 31, 2018 and December 31, 2017 are as follows:

	Year Ended December 31, 2018	Year Ended December 31, 2017
Current tax benefit
Federal	$(126,654)	$(47,305)
State	(26,205)	(6,175)
Total current tax benefit	(152,859)	(53,480)
Deferred tax expense	6,802	17,433
Rate change adjustment	—	46,860
Valuation allowance (expense)	146,057	(10,813)
Income tax benefit	$—	$—

The reconciliation of the income tax computed at the combined federal and state statutory rate of 30.1% as of December 31, 2018 and 37.6% as of December 31, 2017 to the income tax benefit is as follows:

	Year Ended December 31, 2018		Year Ended December 31, 2017
Benefit on net loss	$(146,467)	30.1%	$(36,182)	37.6%
Nondeductible expenses	410	-0.1%	135	-0.1%
Rate change adjustment	—	—%	46,860	-48.7%
Valuation allowance (expense)	146,057	-30.0%	(10,813)	11.2%
Tax benefit/effective rate	$—	—%	$—	—%

The significant components of the Company’s deferred tax liabilities and assets as of December 31, 2017 and December 31, 2016 are as follows:

	As of December 31, 2018		As of December 31, 2017
Deferred tax assets:	$		$
Tax expense for debt issuance costs		30,839		6,916
Loss carryforwards		181,000		36,021
Organizational costs		77,045		67,570
Total deferred tax asset		288,884		110,507
Valuation allowance		(288,804)		(110,507)
Net deferred tax asset		$—		$—

The Company’s federal and state tax returns for the 2016 through 2018 tax years generally remain subject to examination by U.S. and various state authorities.

Note 11 – Subsequent Events

Private Investment Placement

On April 25, 2019, the Company raised $1,000,000 by issuing 200,000 Units with each Unit being comprised of one share of its Common Stock, and one warrant to purchase one share of its Common Stock (the “Common Warrants”). Each Unit was sold for a price of $5.00 per Unit. The shares of the Company’s Common Stock and Common Warrants included in the Units, were offered together, but the securities included in the Units are issued separately.

The Common Warrants are immediately exercisable at a price of $5.00 per share of Common Stock, subject to adjustment in certain circumstances, and will expire seven years from the date of issuance.

Item 8. Exhibits

Exhibit Number	Description

2.1	Articles of Amendment and Restatement of Generation Income Properties, Inc., incorporated by reference to Exhibit 2.1 of our Form 1-A/A filed on January 28, 2016

2.2	Bylaws of Generation Income Properties, Inc., incorporated by reference to Exhibit 2.2 of our Form 1-A filed on September 16, 2015

3.1	Founder Stock Purchase Agreement, incorporated by reference to Exhibit 3.1 of our Form 1-A filed on September 16, 2015

3.2	Ownership Limit Waiver Agreement, incorporated by reference to Exhibit 3.2 of our Form 1-A filed on September 16, 2015

3.3	Form of Stock Certificate, incorporated by reference to Exhibit 3.3 of our Form 1-A filed on September 16, 2015

3.4	Second Amended and Restated Founder Stock Purchase Agreement, incorporated by reference to Exhibit 3.4 of our Form 1-A POS Amendment 1 filed on March 29, 2018

3.5	Second Amended and Restated Ownership Limit Waiver Agreement, incorporated by reference to Exhibit 3.5 of our Form 1-A POS Amendment 1 filed on March 29, 2018

4.1	Form of Subscription agreement, incorporated by reference to Exhibit 4.1 of our Form 1-A filed on September 16, 2015

4.2 *	Securities Purchase Agreement, dated April 17, 2019

4.3 *	Common Stock Purchase Warrant, dated April 17, 2019

6.1	Form of Real Estate Purchase and Sale Agreement of Washington, D.C. property by GIPDC 3707 14th ST, LLC, incorporated by reference to Exhibit 6.1 of our Form 1-SA filed on September 29, 2017

6.2	Amended and Restatement Agreement of Limited Partnership of Generation Income Properties, L.P., incorporated by reference to Exhibit 6.2 of our Form 1-A POS Amendment 1 filed on March 29, 2018

6.3 *	Form of Real Estate Purchase and Sale Agreement of Tampa, Florida property by GIPFL 1300 S Dale Mabry, LLC, dated June 6, 2017

6.4 *	Form of Real Estate Purchase and Sale Agreement of Huntsville, Alabama property by GIPAL JV 15091 SW ALABAMA 20, dated October 19, 2018

15.1	Appendix A Prior Performance Tables, incorporated by reference to Exhibit 15.1 of our Form 1-A/A filed on January 28, 2016

* Filed herewith.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENERATION INCOME PROPERTIES, INC.

Date: April 30, 2019	By:	/s/ David Sobelman
		Name:	David Sobelman
		Title:	Chief Executive Officer
Chief Financial Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

/s/ David Sobelman	Chief Executive Officer, Chief Financial Officer, and Director (Principal Executive	April 30, 2019
David Sobelman	Officer, Principal Financial Officer, and Principal Accounting Officer)